As filed with the Securities and Exchange Commission on December 18, 2009
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
UNDER SCHEDULE B
OF
THE SECURITIES ACT OF 1933

European Investment Bank
(Name of Registrant)

100, boulevard Konrad Adenauer, L-2950 Luxembourg, Grand Duchy of Luxembourg
(Address of Registrant)

Name and address of authorized agent in the United States:

Angelos Pangratis
Chargé d'Affaires a.i./Acting Head of Delegation of the
Delegation of the European Union to the United States
2300 M Street, N.W.
Washington, D.C. 20037

It is requested that copies of all notices and communications from the Securities and Exchange Commission be sent to:

Philip J. Boeckman Cravath, Swaine & Moore LLP CityPoint One Ropemaker Street London EC2Y 9HR England	Kathryn A. Campbell Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN England

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective as described herein.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount being registered(2)	Proposed maximum offering price per unit(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)
Debt Securities	$15,000,000,000	100%	$15,000,000,000	$602,998.19

(1)	Title of each class to be determined from time to time.
(2)
Or, if any Debt Securities listed above are sold at an original discount or denominated in a currency other than United States dollars, such different amount as shall result in net proceeds of not more than $15,000,000,000 to the Registrant.

(3)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(4)
In accordance with Rule 457(p) of the Securities Act of 1933, as amended, the fee calculation excludes fees of $234,001.81 which are a portion of the fees previously paid in connection with the securities registered pursuant to Registration Statement No. 333-152631, initially filed with the Securities and Exchange Commission on July 30, 2008, of which $5,954,244,534.19 of securities remain unsold.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET

Pursuant to Rule 404(a) of the Securities Act of 1933, as amended and Rule 501(b) of Regulation S-K thereunder, the following are cross references between Schedule B of the Securities Act of 1933, as amended and this Registration Statement.

Schedule B Item	Location
1	Cover Page
2	Use of Proceeds
3	The European Investment Bank; Where You Can Find More Information; Description of Securities; Exhibits
4	The European Investment Bank—Introduction
5	The European Investment Bank; Where You Can Find More Information
6	*
7	Authorized Representative in the United States
8	*
9	*
10	*
11	*
12	Legal Opinions; Exhibits
13	Exhibits
14	Exhibits
_______
* Information to be provided from time to time in prospectus supplements filed pursuant to Rule 424(b) in accordance with Release No. 33-6424.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 18, 2009

PROSPECTUS

Debt Securities

The European Investment Bank from time to time may offer its debt securities denominated in U.S. dollars, in euro, in another currency of any of the member states of the European Union, in Japanese yen, or in other currencies to be determined at the time of sale.  The maximum aggregate principal amount of securities that may be issued is $15,000,000,000, treating any offering of securities in a currency or currencies other than the U.S. dollar as the equivalent in U.S. dollars based on the applicable exchange rate at the date of issue.

The securities will be offered from time to time in amounts and at prices and on terms to be determined at the time of sale and to be set forth in supplements to this prospectus.  The securities will be unconditional, direct and general obligations of the European Investment Bank in accordance with their terms for their payment and performance.

The specific designation, aggregate principal amount and other terms in connection with the offering and sale of each issue of securities will be set forth in a prospectus supplement.  You should read this prospectus and the prospectus supplement carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate.  Any representation to the contrary is a criminal offense.

The date of this prospectus is                                    ..

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the European Investment Bank (the “EIB”) filed with the Securities and Exchange Commission (the “SEC”), under the U.S. Securities Act of 1933, as amended, utilizing a “shelf” registration process.  Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $15,000,000,000 or the equivalent of this amount in foreign currencies.

This prospectus provides you with a general description of the securities we may offer.  Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus.  You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” below before you purchase our securities.

You should rely only on the information provided in this prospectus and in any prospectus supplement including the information incorporated by reference.  We have not authorized anyone to provide you with different or additional information.  We are not offering these securities in any state where the offer is not permitted by law.  You should not assume that the information in this prospectus, or any prospectus supplement, is accurate at any date other than the date indicated on the cover page of those documents.

References in this prospectus to “we”, “our” or “us” are to the EIB.  References to “euro” are to the single currency of the member states of the European Union participating in the third stage of economic and monetary union pursuant to the Treaty as described below under “The European Investment Bank—Introduction”.  References to “U.S. dollars”, “USD”, “U.S. $”, “dollar” or “$” are to the lawful currency of the United States.

WHERE YOU CAN FIND MORE INFORMATION

The registration statement, including the attached exhibits and schedules, contains additional relevant information about the securities.  The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

In addition, we file reports and other information with the SEC under the U.S. Securities Exchange Act of 1934, as amended.  You may read and copy this information at the following location of the SEC:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates.  You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-SEC-0330.  All filings made after December 15, 2002 are also available online through the SEC’s EDGAR electronic filing system.  Access to EDGAR can be found on the SEC’s website, at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information into this prospectus.  This means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document.

This prospectus incorporates by reference the documents listed below that the EIB previously filed with the SEC.  They contain important information about us.

SEC Filings
Annual Reports on Form 18-K	●	For the fiscal year ended December 31, 2008, as filed with the SEC on June 9, 2009 (File No. 001-05001)
	●	For the fiscal year ended December 31, 2007, as filed with the SEC on June 5, 2008 (File No. 001-05001)
Amendments on Form 18-K/A	●	Amendment No. 1 to the Annual Report on Form 18-K/A for the fiscal year ended December 31, 2008, as filed with the SEC on August 28, 2009 (File No. 001-05001)
	●	Amendment No. 2 to the Annual Report on Form 18-K/A for the fiscal year ended December 31, 2008, as filed with the SEC on December 9, 2009 (File No. 001-05001)
	●	Amendment No. 1 to the Annual Report on Form 18-K/A for the fiscal year ended December 31, 2007, as filed with the SEC on August 20, 2008 (File No. 001-05001)
	●	Amendment No. 2 to the Annual Report on Form 18-K/A for the fiscal year ended December 31, 2007, as filed with the SEC on December 18, 2008 (File No. 001-05001)
	●	Amendment No. 3 to the Annual Report on Form 18-K/A for the fiscal year ended December 31, 2007, as filed with the SEC on March 9, 2009 (File No. 001-05001)

The EIB incorporates by reference any additional document that it may file with the SEC between the date of this prospectus and the termination of the offering of the securities.  These documents include periodic reports, such as Annual Reports on Form 18-K and amendments on Form 18-K/A.

You can obtain any of the documents incorporated by reference in this document through us, or from the SEC.  Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents incorporated by reference in this prospectus, by requesting them in writing or by telephone from us at the following address and telephone number:

Capital Markets Department
European Investment Bank
100, boulevard Konrad Adenauer
L-2950 Luxembourg,
Grand Duchy of Luxembourg
Telephone: (352) 4379-1

If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement and documents incorporated by reference in this prospectus and any prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from those contained in any forward-looking statements.

THE EUROPEAN INVESTMENT BANK

Introduction

The EIB is an autonomous public institution established by the Treaty on the Functioning of the European Union signed in Rome on March 25, 1957, as amended and supplemented from time to time (the “Treaty”).  The EIB’s capital is subscribed by the member states of the European Union (the “EU”).  The EIB has never defaulted on the payment of principal of or interest on any security issued by it.  The EIB grants finance, in particular, in the form of loans and guarantees, for investments, utilizing its own capital resources and borrowings on capital markets.  The EIB is situated at 100, boulevard Konrad Adenauer, L-2950 Luxembourg, Grand Duchy of Luxembourg.

Mission

Under the Treaty, the task of the EIB is to contribute, mainly by having recourse to the capital markets, to the balanced and steady development of a common market among member states.  To that end, operating on a non-profit-making basis, the EIB is required by the Treaty to grant loans and give guarantees for projects which develop the less-developed regions of the EU and, where the projects are of such size or nature that they cannot be entirely financed from resources available in the individual member states, for projects which modernize or develop undertakings or develop new activities, or which are of common interest to several member states.  In addition, the EIB grants loans and gives guarantees for projects outside the EU, generally within the framework of agreements between the EU and non-member states.

Constitution and Membership

The EIB is separate from the EU institutions and it has its own governing bodies, sources of revenues and financial operations and is solely responsible for its indebtedness.  The EIB is governed by the provisions of the Treaty, the Statute of the EIB, as amended, which is annexed as a protocol to the Treaty (the “Statute”), and the Protocol on the Privileges and Immunities of the European Union (the “Protocol”).  The Treaty establishes the EIB and defines the mission of the EIB.  The Statute sets forth the objectives, structure, capital, membership, financial resources, means of intervention and auditing arrangements of the EIB.  The Protocol gives the EIB a range of privileges and immunities considered necessary for the performance by the EIB of its tasks and other functions.

The members of the EIB are the 27 member states of the EU and the following table sets out the share of each member state in the subscribed capital of the EIB as of April 1, 2009.

Country	EUR
Germany	37,578,019,000
France	37,578,019,000
Italy	37,578,019,000
United Kingdom	37,578,019,000
Spain	22,546,811,500
Belgium	10,416,365,500

Netherlands	10,416,365,500
Sweden	6,910,226,000
Denmark	5,274,105,000
Austria	5,170,732,500
Poland	4,810,160,500
Finland	2,970,783,000
Greece	2,825,416,500
Portugal	1,820,820,000
Czech Republic	1,774,990,500
Hungary	1,679,222,000
Ireland	1,318,525,000
Romania	1,217,626,000
Slovak Republic	604,206,500
Slovenia	560,951,500
Bulgaria	410,217,500
Lithuania	351,981,000
Luxembourg	263,707,000
Cyprus	258,583,500
Latvia	214,805,000
Estonia	165,882,000
Malta	98,429,500
Total	232,392,989,000

The board of directors of the EIB may require payment of the balance of the subscribed capital, to such extent as may be required by the EIB to meet its obligations.  Each member state shall make this payment in proportion to its share of the subscribed capital.

Administration

The EIB is directed and managed by a board of governors, a board of directors and a management committee.  The board of governors consists of government ministers, usually ministers of finance, appointed by the member states.  The board of governors lays down general directives on the credit policy of the EIB and ensures that such directives are implemented.  In addition, the board of governors decides on increases in the subscribed capital and the EIB’s participation in financing operations outside the EU.  Decisions of the board of governors are based on a voting regime ranging from simple majority (representing at least 50% of the subscribed capital) to unanimity.

The board of directors is composed of 28 directors and 18 alternate directors, each appointed by the board of governors on nomination by the member states and the Commission of the EU.  There are also six non-voting experts co-opted to the board of directors.  Functions of the board of directors include, but are not limited to, the following: (a) taking decisions in respect of granting finance, in particular, in the form of loans and guarantees and borrowings; (b) approving the criteria for the fixing of interest rates; and (c) ensuring that the EIB is managed in accordance with the provisions of the Treaty and the Statute and the general directives laid down by the board of governors.  Decisions of the board of directors are based on a voting regime ranging from one third of its members (representing at least 50% of the subscribed capital) to unanimity.

The management committee consists of the president and vice-presidents appointed for a period of six years by the board of governors on a proposal from the board of directors.  The management committee as the executive body of the EIB is responsible for the day-to-day business of the EIB.  The management committee prepares the decisions of the board of directors, in particular, the decisions on granting finance, in particular, in the form of loans and guarantees, and it ensures that such decisions are implemented.

Legal Status

The EIB has a legal personality and possesses in each member state the most extensive legal capacity accorded to legal persons under the laws of each such member state.  It may acquire and transfer property and sue and be sued in its own name.

The EIB and its assets, revenue and other property are exempt from all direct taxes of the member states.  The EIB is also exempt from any fiscal charges in respect of increases in its subscribed capital or paid-in capital and from any related formalities in the member state in which the EIB has its seat.  The activities of the EIB carried out under the terms of the Statute may not be the subject of any turnover tax in the member states.

The Treaty provides that the Court of Justice of the European Union (the “Court of Justice”), has exclusive jurisdiction in certain cases involving the fulfillment by member states of their obligations under the Statute and the lawfulness of measures adopted by the board of governors and the EIB’s board of directors.  Subject to the foregoing exclusive jurisdiction of the Court of Justice, any litigation between the EIB and its creditors or debtors, including claims based on guarantees made by member states, may be determined by competent national courts.  The property and assets of the EIB within the member states are not, except by judicial decision and with the authorization of the Court of Justice, subject to attachment or to seizure by way of execution.

EIB Lending Activities

In support of the objectives of the EU, the EIB finances investments carried out by public or private undertakings, in particular, in the areas of transport, energy, information technology, telecommunications, urban, health and education infrastructure, environmental sustainability and human capital.  Furthermore, the EIB provides intermediated loans to small and medium sized entities.  The EIB finances investments in both EU member states and non-member states.

To be eligible for EIB financing, each investment operation has to contribute to EU economic policy objectives.  The EIB carries out a detailed appraisal, which includes a review of the technical, environmental, economic, financial and legal aspects of each investment operation.  Following the detailed appraisal, the EIB forms an opinion on the basis of available data and documents as to whether or not the EIB will provide any financing for the reviewed investment operation.

The EIB grants finance, in particular, in the form of loans and guarantees, for investment operations outside the EU, generally within the framework of agreements between the EU and non-member states either in bilateral or multilateral form.  The following are examples of EIB lending activities in non-member states:

●
The EIB’s operations in the Mediterranean partner countries have been brought together under the Facility for Euro-Mediterranean Investment and Partnership (“FEMIP”) since October 2002.  FEMIP aims to help the Mediterranean partner countries to meet the challenges of economic and social modernization and enhanced regional integration. In FEMIP operations, the EIB own resources loans are generally guaranteed in last resort by the EU upon the terms of the relevant guarantee.

●
The EIB’s lending in Asia and Latin America (“ALA”) is supported by decisions of the EU.  The EIB finances projects in countries that are signatories to cooperation agreements with the EU. In ALA operations, the EIB own resources loans are generally guaranteed in last resort by the EU upon the terms of the relevant guarantee.

●
The EIB operates in several African, Caribbean and Pacific (“ACP”) countries.  The ACP countries have established a special relationship with the EU through successive conventions.  The latest such convention is the 2000 Cotonou Agreement (as amended), under which the EIB provides financing to projects, under the guarantee of the member states.

EIB Funding

The EIB is financially independent.  It operates on a broadly self-financing basis, raising resources through bond issues and other debt instruments in international and domestic debt markets.  In addition to large benchmark/reference bonds, the EIB offers public bonds and private placements of smaller size, which seek to meet specific investor requirements as to maturities, currencies, interest rate and other similar terms.  These issues cover a variety of debt products from fixed rate bonds with redemption at final maturity to highly structured securities adapted to the very specific needs of particular investors.

USE OF PROCEEDS

The net proceeds to the EIB from the sale of the securities offered hereby will be used in the general operations of the EIB, including disbursements of loans granted by the EIB prior to or after the date of this prospectus.  Neither the particular projects for which, or borrowers to which, loans will be made nor the countries in which such projects will be located have been identified.

DESCRIPTION OF SECURITIES

The following is a brief summary of the terms and conditions of the securities offered by the EIB and the fiscal agency agreement with respect thereto.  Copies of the forms of securities and the forms of fiscal agency agreement are filed as exhibits to the registration statement of which this prospectus constitutes a part.  This summary does not purport to be complete and is qualified in its entirety by reference to those exhibits.  For a complete description of the securities, you should read the exhibits that are referred to.

General

The securities may be issued in one or more series as may be authorized from time to time by the EIB.  Reference is made to the applicable prospectus supplement for the following terms of securities offered thereby:

(i)           the designation;

(ii)           the aggregate principal amount and currency, any limit on such principal amount and authorized denominations;

(iii)           the percentage of their principal amount at which such securities will be issued;

(iv)           the maturity date;

(v)           the interest rate or method of determining the interest rate, if any;

(vi)           the interest payment dates, if any, and the dates from which interest accrues;

(vii)           any index, price or formula to be used for determining the amount of any payment of principal, premium or interest;

(viii)           any optional or mandatory redemption terms or purchase, repurchase or sinking fund provisions;

(ix)           whether such securities will be in bearer form, which may or may not be registrable as to principal, with interest coupons, if any, or in fully registered form, or both, and restrictions on the exchange of one form for another;

(x)           the record date;

(xi)           the governing law of the securities;

(xii)           if the securities can be redenominated into euro at the option of the EIB; and

(xiii)           any other terms of the securities.

There will be a fiscal agent or agents for the EIB in connection with the securities whose duties will be governed by a fiscal agency agreement.  The EIB may replace the fiscal agent and may appoint different fiscal agents for different series of securities.  The identity of the fiscal agent for each series of securities will be set forth in the applicable prospectus supplement.  The EIB may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.  The fiscal agent is the agent of the EIB, is not a trustee for the holders of the securities and does not have the same responsibilities or duties to act for such holders as would a trustee.

Any monies paid by the EIB to the fiscal agent or any paying agent identified in a prospectus supplement for the payment of the principal of (or premium, if any, on) or interest, respectively, on any securities that remain unclaimed at the end of ten years or five years, respectively, after such principal (or premium, if any) or interest shall have become due and payable (whether at maturity, upon call for redemption or otherwise) shall then be repaid to the EIB upon its written request.  Upon such repayment all liability of the fiscal agent and any paying agent with respect to such monies shall cease.  Any obligation the EIB may have to pay the principal of (or premium, if any, on) such securities shall terminate at the end of ten years after such principal or premium shall have become due and payable.  Any obligation the EIB may have to pay any interest on such securities shall terminate at the end of five years after such interest shall have become due and payable.

Securities may be issued as discounted securities, which bear no interest or bear interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below their stated principal amount.  Special considerations applicable to any discounted securities will be described in the related prospectus supplement.

Principal of, and premium, if any, on, and interest on the securities will be payable at such place or places and in such currency or currencies as are designated by the EIB and set forth in the applicable prospectus supplement.  Interest on fully registered securities will be paid by check mailed to the persons in whose names securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at each such person’s address appearing on the register of securities.

Rank of Securities

The securities will be unconditional, direct and general obligations of the EIB in accordance with their terms for their payment and performance.  The securities will rank pari passu with any present or future indebtedness of the EIB represented by any unsubordinated notes, bonds or other securities, except indebtedness:

(i)           incurred for all or part of the purchase price of property purchased by the EIB; and

(ii)           secured by any mortgage, pledge or other security interest on such property but otherwise ranking pari passu with the securities.

If the EIB secures any such present or future indebtedness by any mortgage, pledge or other security interest on any of its present or future assets or revenues, other than mortgages, pledges or security interests on property purchased by the EIB as security for all or part of the purchase price, the securities will be secured by such mortgage, pledge or other security interest equally and ratably with such indebtedness.  The instrument creating such mortgage, pledge or other security interest will expressly provide that it secures the securities.

Default, Acceleration of Maturity

The principal of all the securities of a series then outstanding (if not already due) may be declared to be due and payable immediately by written notice given to the EIB and the fiscal agent by the holders of not less than a majority in principal amount of all the securities of such series at the time outstanding, if:

(i)           the EIB shall default in any payment of the principal of (or the premium, if any, on) or interest on any of the securities of a series and such default shall not be cured by payment thereof within 30 days, or

(ii)           the EIB shall default in the performance of any other covenant under the securities of a series and such default shall continue for a period of 90 days after written notice thereof shall have been given to the EIB and the fiscal agent by the holders of not less than 25% in principal amount of all the securities of such series at the time outstanding, or

(iii)           a default, as defined in any instrument evidencing, securing or protecting any indebtedness of the EIB, now or hereafter outstanding and maturing more than one year from the date of its creation, shall happen and the maturity of such indebtedness shall have been accelerated so that the same shall have become due and payable prior to the date on which the same would otherwise have become due and payable and such acceleration shall not have been rescinded or annulled.

The holders of not less than a majority in principal amount of all the securities of such series then outstanding, by written notice given to the EIB and the fiscal agent, may rescind such declaration, at any time after the principal of all the securities of a series shall have been so declared due and payable if:

(i)           no judgment or decree for the payment of amounts due thereon shall have been entered,

(ii)           all arrears of interest upon all the securities of such series and all other sums due in respect thereof, except any principal payments which shall not have matured by their terms, shall have been duly paid by the EIB, and

(iii)           all other defaults under the securities of such series shall have been made good.

No such rescission shall impair any right consequent on any subsequent default.

Redemption

Except as otherwise provided in the prospectus supplement, if the securities of a series provide for mandatory redemption by the EIB, or redemption at the election of the EIB, such redemption shall be upon not more than 60 nor less than 30 days’ notice.  In the event of redemption in part, the securities to be redeemed will be selected by lot by the fiscal agent.  Notices to the holders of the securities will be given by delivery to the relevant securities clearing system for communication by each of them to entitled participants.  So long as the securities are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require.

Repurchase

The EIB shall have the right at any time to purchase securities of a series in the open market or otherwise.  Any securities so purchased may be resold at the EIB’s discretion if not surrendered to the fiscal agent for cancellation.

Amendments

Upon the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the securities of a series of securities then outstanding or upon the written consent of the holders of not less than such percentage (or of such other percentage as may be set forth in the terms of the securities of such series with respect to the action being taken) at a meeting duly called and held, the EIB may modify, amend or supplement the terms of the securities of such series or, insofar as it affects the securities of such series, the fiscal agency agreement, in any way.  Such holders may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the fiscal agency agreement or the securities of such series to be made, given or taken by holders of securities.  No such action may, without the consent of the holder of each security of such series affected thereby:

(i)           change the due date for the payment of the principal of (or premium, if any, on) or any installment of interest on any security of such series,

(ii)           reduce the principal amount of any security of such series, the portion of such principal amount which is payable upon acceleration of the maturity of such security, the interest rate thereon or the premium payable upon redemption thereof,

(iii)           change the coin or currency (unless required by law of the jurisdiction which issued such coin or currency) in which or the required places at which payment with respect to interest, premium or principal in respect of the securities of such series is payable,

(iv)           shorten the period during which the EIB is not permitted to redeem the securities of such series, or permit the EIB to reduce the securities of such series if, prior to such action, the EIB is not permitted to do so, or

(v)           reduce the proportion of the principal amount of the securities of such series the vote or consent of the holders of which is necessary to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the securities of such series or to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided thereby to be made, given or taken.

The EIB and the fiscal agent may, without the vote or consent of any holder of securities, amend the fiscal agency agreement or the securities of any series for the purpose of:

(i)           adding to the covenants of the EIB for the benefit of the holders of the securities,

(ii)           surrendering any right or power conferred upon the EIB,

(iii)           securing the securities pursuant to the requirements of the securities or otherwise,

(iv)           curing any ambiguity or curing, correcting or supplementing any defective provision thereof, or

(v)           amending the fiscal agency agreement or the securities of such series in any manner which the EIB and the fiscal agent reasonably determine is not inconsistent with the securities of such series and does not adversely affect the interest of any holder of securities.

In relation to any securities denominated in a currency that becomes the euro (through participation in the third stage of economic and monetary union pursuant to the Treaty), the EIB may:

(i)           redenominate the securities in euro, and

(ii)           consolidate the securities so redenominated,

in accordance with the terms and conditions set out in the relevant prospectus supplement.  Consent of the holders of the securities for such redenomination and consolidation is not required.

In summary, the redenomination of the securities includes the following: conversion into euro will be at the rate for the conversion of such currency into euro pursuant to the Treaty and the relevant European Union decisions or regulations.  After such conversion and following rounding(s), the EIB may, at its option, renominalize the securities into integral amounts in euro.  In addition, the market conventions applicable to such securities shall be deemed to be amended to comply with any conventions the fiscal agent, in its discretion, shall determine to be then applicable to euro denominated securities.

Furthermore, the EIB may consolidate the securities so redenominated with other securities issued by it that have the same terms and conditions as the securities and that are either originally denominated in euro or redenominated in euro.

Governing Law, Jurisdiction and Consent to Service

The securities will be governed by, and interpreted in accordance with, the laws of the State of New York or the laws of the Grand Duchy of Luxembourg, except as to matters relating to the authorization and execution of the securities by the EIB which shall be governed by the Statute and the Treaty.

The EIB will waive (to the extent permitted by law) irrevocably any immunity from jurisdiction or execution to which it or its property might otherwise be entitled in any action arising out of or based upon the securities of any series which may be duly instituted in any State or Federal court in The City and State of New York by the holder of a security of such series.  This waiver shall not extend to actions brought under the U.S. Federal securities laws.

The EIB will appoint the fiscal agent as its authorized agent upon which process may be served in any action arising out of or based upon the securities of any series which may be instituted in any State or Federal court in The City and State of New York by the holder of a security of such series and will accept the jurisdiction of any such court in respect of such action.  Such appointment and acceptance of jurisdiction shall not extend to actions brought under the U.S. Federal securities laws.  Such appointment shall be irrevocable so long as any of the securities of such series remain outstanding unless and until the appointment of a successor fiscal agent as the EIB’s authorized agent and such successor’s acceptance of such appointment.  Notwithstanding the foregoing, the U.S. Foreign Sovereign Immunities Act of 1976, as amended, may provide an effective means of service and preclude the assertion of sovereign immunity in actions brought under the U.S. Federal securities laws.  With respect to execution, the U.S. Foreign Sovereign Immunities Act of 1976, as amended, provides that commercial property located in the United States of an agency or instrumentality of a foreign state may be levied upon for the satisfaction of judgments rendered against it by U.S. courts in connection with its commercial activities.  However, the property and assets of the EIB within the member states are not subject to attachment or to seizure by way of execution without the authorization of the Court of Justice.  Notwithstanding the foregoing, any action based on the securities of any series may be instituted by the holder of a security of such series in any competent court of the jurisdiction in which the EIB has its seat.

Book-Entry System

The securities will be issued in the form of one or more fully registered global certificates, registered in the name of Cede & Co. as nominee for The Depository Trust Company (“DTC”), and/or any other form as identified in the applicable prospectus supplement (each a “Global Security”).  The Global Securities will be deposited, until all obligations of the EIB under the securities are satisfied, with a custodian for DTC and/or any other depositary or depositaries identified in the applicable prospectus supplement (each a “Depositary”), which may include Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”).  Beneficial interests in the Global Securities will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Euroclear, Clearstream, Luxembourg and/or any other relevant securities clearing systems.

The EIB anticipates that the following provisions will apply to depositary arrangements:

Upon the issuance of a Global Security, the EIB expects that the applicable Depositary, or its nominee, will credit on its book-entry registration and transfer system the respective principal amounts of the securities represented by such Global Security to the accounts of persons that have accounts with such Depositary or its nominee (“participants”).  The accounts to be credited shall be designated by the underwriters or agents with respect to such securities or by the EIB if such securities are offered and sold directly by the EIB.  Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants.  Except as provided below, the securities will not be held in definitive form.  Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and on the records of direct or indirect participants (with respect to interests of persons other than participants).  Owners of beneficial interests in a Global Security (other than participants) will not receive written confirmation from the applicable Depositary of their purchases.  Each beneficial owner is entitled to receive, upon request, written confirmation providing details of the transaction as well as periodic statements of its holdings from the Depositary (if such beneficial owner is a participant) or from the participant through which such beneficial owner entered into the transaction (if such beneficial owner is not a participant).  The laws in some states of the United States require that certain purchasers of securities take physical delivery of such securities in definitive form.  Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

Any payment of principal or interest due on any securities on any interest payment date or at maturity will be made available by the EIB to the fiscal agent or any paying agent on or before such date.  On the respective payment date, the fiscal agent and/or any paying agent will make such payments to the Depositary or its nominee, as the case may be, in accordance with arrangements between the fiscal agent and/or any paying agent and such Depositary or its nominee.  Such Depositary or its nominee, upon receipt of any payment of principal or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary or its nominee.  Payments by direct or indirect participants to owners of beneficial interests in such Global Security held through such direct or indirect participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants.  Neither the EIB nor the fiscal agent nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

So long as a Depositary, or its nominee, is the registered owner or holder, as the case may be, of a Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the securities represented by such Global Security for all purposes of the securities.  Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have the securities represented by such Global Security registered in their names and will not receive or be entitled to receive physical delivery of definitive securities in bearer form.  Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the applicable Depositary, or its nominee, and, if such person is not a participant, on the procedures of such direct or indirect participant through which such person owns its interest, to exercise any rights of a holder of securities.

Except as otherwise set forth in the applicable prospectus supplement, a Global Security may not be transferred without the prior written consent of the EIB and except as a whole by the applicable Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or any other nominee of such Depositary, or by such Depositary or any such nominee to another Depositary for such securities or its nominee or to a successor of the Depositary or a nominee of such successor.  Securities represented by a Global Security are exchangeable for certificated securities in definitive form (“Certificated Securities”) of like tenor as such securities:

(i)           if the related Depositary notifies the EIB that it is unwilling or unable to continue as Depositary for such Global Security or if at any time such Depositary ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended, at a time when it is required to be so registered, and a replacement Depositary is not appointed,

(ii)           if the EIB in its discretion at any time determines not to have all of the applicable securities represented by such Global Security,

(iii)           if an event of default entitling the holders of the applicable securities to accelerate the maturity thereof has occurred and is continuing, or

(iv)           in such other events as may be specified in a prospectus supplement.

Any security that is exchangeable pursuant to the preceding sentence is exchangeable for Certificated Securities registered in such names as the applicable Depositary shall direct. Certificated Securities may be presented for registration of transfer or exchange at the office of the fiscal agent in such place as is specified in a prospectus supplement.  Subject to the foregoing or as otherwise provided herein or in a prospectus supplement, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same tenor and amount to be registered in the name of the Depositary or its nominee.

The Depository Trust Company.  DTC has informed the EIB that: DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that direct DTC participants deposit with DTC. DTC also facilitates the post-trade settlement among direct DTC participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct DTC participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct DTC participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. The DTC rules applicable to its participants are on file with the SEC.

Euroclear and Clearstream, Luxembourg.  Euroclear and Clearstream, Luxembourg have informed the EIB that: Euroclear and Clearstream, Luxembourg each hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts, thereby eliminating the need for physical movements of securities certificates.  Euroclear and Clearstream, Luxembourg provide various services to their participants including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.  Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depository and custodial relationships.  Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.  Euroclear and Clearstream, Luxembourg participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations.  Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of Euroclear or Clearstream, Luxembourg.

The following arrangements will apply to the securities:

Initial settlement for the securities will be made in immediately available funds in the currency in which the securities are denominated (i.e., for value on the date of delivery of the securities).  Certain underwriters are prepared to arrange for currency conversions, if necessary, to enable certain investors to make payments in another currency than the currency in which the securities are denominated (see “Currency Conversions and Foreign Exchange Risks” below).

Investors electing to hold the securities through DTC will follow the settlement practices applicable to U.S. corporate debt obligations.  The securities custody accounts of investors will be credited with their holdings on the settlement date against payment in same-day funds within DTC.

Investors electing to hold the securities through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to conventional eurobonds.

Beneficial interests in the Global Securities will be represented, and transfers of such beneficial interests will be effected, through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Euroclear or Clearstream, Luxembourg.  Investors may elect to hold interests in the securities through any of DTC, Euroclear or Clearstream, Luxembourg if they are participants of such systems, or indirectly through organizations which are participants in such systems.

All securities will be recorded in a register maintained by the fiscal agent.  The fiscal agent will be responsible for (i) maintaining a record of the aggregate holdings of all outstanding securities; (ii) ensuring that payments of principal and interest in respect of the securities received by the fiscal agent from the EIB are duly credited to the holders of the securities; and (iii) transmitting to the EIB any notices from the holders of the securities.

Trading between Euroclear and/or Clearstream, Luxembourg Accountholders.  Secondary market sales of book-entry interests in the securities held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the securities through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional eurobonds.

Trading between DTC Participants.  Secondary market sales of book-entry interests in the securities between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to U.S. corporate debt obligations in DTC’s Same Day Funds Settlement System.

Trading between DTC Participants and Euroclear/Clearstream, Luxembourg Accountholders.  Secondary market sales of book-entry interests in the securities between DTC participants on one hand and Euroclear/Clearstream, Luxembourg accountholders on the other will be conducted in accordance with the rules and procedures established for such sales by DTC, Euroclear and Clearstream, Luxembourg, as applicable, and will be settled using the procedures established for such sales by DTC, Euroclear and Clearstream, Luxembourg, as applicable.

Although the foregoing sets out the procedures of Euroclear, Clearstream, Luxembourg and DTC in order to facilitate the transfers of interests in the securities among participants of DTC, Clearstream, Luxembourg and Euroclear, none of Euroclear, Clearstream, Luxembourg or DTC is under any obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.  None of the EIB, any agent or manager or any affiliate of any of the above, or any person by whom any of the above is controlled for the purposes of the U.S. Securities Act of 1933, as amended, will have any responsibility for the performance by DTC, Euroclear, Clearstream, Luxembourg or their respective direct or indirect participants or accountholders or their respective obligations under the rules and procedures governing their operations or for the sufficiency for any purpose of the arrangements described above.

PLAN OF DISTRIBUTION

The EIB may sell securities in any of three ways: (i) through underwriters or dealers, (ii) directly to one or a limited number of institutional purchasers or (iii) through agents.  Each prospectus supplement with respect to securities will set forth the terms of the offering of such securities, including the name or names of any underwriters, the price of such securities and the net proceeds to the EIB from such sale, any underwriting discounts or other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

If underwriters are used, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated.  The obligations of the underwriters to purchase securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all securities offered thereby if any are purchased.  Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Securities may be sold directly by the EIB to one or more institutional purchasers, or through agents designated by the EIB from time to time.  Any agent involved in the offer or sale of securities will be named, and any commissions payable by the EIB to such agent will be set forth, in the applicable prospectus supplement.  Any such agent will be acting on a best efforts basis for the period of its appointment.

The EIB may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase securities from the EIB at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on one or more specified dates in the future.  Such contracts will be subject only to those conditions set forth in such prospectus supplement and such prospectus supplement will set forth the commission payable for solicitation of such contracts.

Agents and underwriters may be entitled under agreements entered into with the EIB to indemnification by the EIB against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.  Agents and underwriters may engage in transactions with or perform services for the EIB in the ordinary course of business.

CURRENCY CONVERSIONS AND FOREIGN EXCHANGE RISKS

Currency Conversions

Initial purchasers are required to make payments in the currency in which the securities are denominated.  The EIB, through underwriters or dealers, may arrange for currency conversions to enable certain investors to make payments in another currency other than the currency in which the securities are denominated.  Each such conversion will be made by such underwriter or dealer on such terms and subject to such conditions, limitations and charges as such underwriter or dealer may from time to time establish in accordance with its regular foreign exchange practices, and subject to applicable laws and regulations.

Non-U.S. Dollars

Investors who hold beneficial interests in the securities, directly or indirectly, through DTC will be paid in U.S. dollars converted from such payments in the currency in which the securities are denominated by the fiscal agent, unless a registered holder, on behalf of any such owner of beneficial interests, elects to receive payments in the currency in which the securities are denominated outside DTC.  All costs of conversion, if any, will be borne by holders of beneficial interests in the Global Security receiving U.S. dollar payments by deduction from those payments.  The U.S. dollar amount of any payment of principal or interest to be received by such a registered holder not electing to receive payments in the currency in which the securities are denominated, as the case may be, will be based on the fiscal agent’s bid quotation.  The date and the time on which the fiscal agent’s bid quotation is determined may be specified in the prospectus supplement with respect to those securities.  If this bid quotation is not available, all such payments will be made in the currency in which the securities are denominated outside DTC.  As long as securities continue to be represented by the Global Security, the currency in which the securities are denominated converted into U.S. dollars will be paid to Cede & Co. for payment to participants in DTC (each a “DTC Participant”) in accordance with customary procedures established from time to time by DTC.

An owner of a beneficial interest in the Global Security may receive payment in respect of principal or interest of the securities in the currency in which the securities are denominated, by notifying the DTC Participant through which its beneficial interest in the Global Security is held on or prior to the record date of (i) such investor’s election to receive such payment in the currency in which the securities are denominated and (ii) wire transfer instructions to an account entitled to receive the relevant payment.  The DTC Participant must notify DTC of such election and wire transfer instructions within the applicable time frame set by DTC which the DTC Participant must make itself knowledgeable of as it may change from time to time.  DTC will notify the fiscal agent of such election and wire transfer instructions prior to the payment of principal or interest.  If complete instructions are received by the DTC Participant and forwarded by the DTC Participant to DTC and by DTC to the fiscal agent within the applicable time frame set by DTC, the investor will receive payment in the currency in which the securities are denominated, outside DTC; otherwise only U.S. dollar payments will be made by the fiscal agent to holders of beneficial interests in the Global Security.  All costs of such payment by wire transfer will be borne by registered holders receiving such payments by deduction from such payments.

Investors may be subject to foreign exchange risks as to payments of principal and interest that may have important economic and tax consequences to them.  For further information as to such consequences, see “Foreign Exchange Risks” below.

Foreign Exchange Risks

An investment in securities offered from time to time denominated and payable in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities or maintains its accounts (the “home currency”) may entail significant risks.  Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the currency in which the securities are denominated (if different than the home currency).  Such risks generally depend on events over which the EIB has no control, such as economic and political events and the supply of and demand for the currency in which the securities are denominated and the home currency.  In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future.  Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the securities.  For additional information regarding exchange rates, see the Notes to the Financial Statements in Exhibit I to the EIB’s Annual Reports on Form 18-K filed with the SEC.  Depreciation of the currency in which the securities are denominated (if different than the home currency) against the relevant home currency could result in a decrease in the effective yield of such securities below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

TAXATION

General

Apart as set out below in “Taxation—United States Taxation” and in any relevant prospectus supplement, the EIB has not performed any due diligence about the taxation consequences associated with the purchase, ownership and disposition of the debt securities. Prospective purchasers of the debt securities are advised to consult their own tax advisors about such taxation consequences, including the effect of any state or local taxes, in the light of their particular circumstances.

United States Taxation

This section summarizes the material U.S. Federal tax consequences to holders of a security.  It represents the views of our counsel, Cravath, Swaine & Moore LLP.  However, the discussion is limited in the following ways:

●	The discussion covers you only if you buy your securities in the initial offering at the initial offering price to the public.

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The discussion does not cover you if you are a U.S. Holder (as defined below) and your functional currency is not the U.S. dollar, if you do not hold your securities as a capital asset (that is, for investment purposes), or if you have a special tax status.

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The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of the securities.  We suggest that you consult your tax advisor about the consequences of holding securities in your particular situation.

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The discussion does not cover you if you are a partner in a partnership (or entity treated as a partnership for U.S. Federal income tax purposes).  If a partnership holds securities, the tax treatment of a partner will generally depend upon the status of the partners and upon the activities of the partnership.

●	The discussion is based on current law. Changes in the law may change the tax treatment of the securities.

●	The discussion does not cover state, local or foreign law.

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The discussion does not cover every type of security that we might issue.  If we issue a security of a type not described in this summary, additional tax information will be provided in the applicable prospectus supplement for the security.

●	We have not requested a ruling from the Internal Revenue Service (“IRS”) on the tax consequences of owning the securities. As a result, the IRS could disagree with portions of this discussion.

If you are considering buying securities, we suggest that you consult your tax advisor about the tax consequences of holding the securities in your particular situation.  In addition, with respect to each issue of securities, the following discussion may be supplemented and/or replaced by the description of the material United States Federal income tax consequences set forth in the applicable prospectus supplement.

Tax Consequences to U.S. Holders

This section applies to you if you are a “U.S. Holder”.  A “U.S. Holder” is:

●	an individual U.S. citizen or resident alien;

●	a corporation -- or entity taxable as a corporation for U.S. Federal income tax purposes -- that was created under U.S. law (Federal or state);

●	or an estate or trust whose world-wide income is subject to U.S. Federal income tax.

U.S. Dollar Denominated Securities

This subsection deals only with securities issued in registered form which provide for qualified interest payments paid at least annually at a fixed rate, which have no original issue discount, market discount or contingent payments, and which have a maturity of more than one year.  The tax consequences of all other securities will be discussed in an applicable prospectus supplement.

Interest

●	If you are a cash method taxpayer (including most individual holders), you must report interest in your income as you receive it.

●	If you are an accrual method taxpayer, you must report interest in your income as it accrues.

Amounts treated as interest will be income from sources outside the United States for foreign tax credit limitation purposes.  Under the foreign tax credit rules, interest paid will, depending on your circumstances, be “passive category” or “general category” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

Sale or Retirement of Securities

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You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the security.  Your tax basis in the security is generally your cost, subject to certain adjustments.

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Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the security for more than one year.  For an individual, the maximum tax rate on long term capital gains recognized in taxable years beginning before January 1, 2011 is generally 15%.

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If you sell the security between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the security but has not yet been paid by the sale date.  That amount is treated as ordinary interest income and not as sale proceeds.

Foreign Currency Securities

A “Foreign Currency Security” is a security denominated in a currency other than U.S. dollars. Special tax rules apply to these securities.

This subsection deals only with securities issued in registered form which provide for qualified interest payments paid at least annually at a fixed rate, which have no original issue discount, market discount or contingent payments, and which have a maturity of more than one year.  The tax consequences of all other securities will be discussed in an applicable prospectus supplement.

Interest

All holders of Foreign Currency Securities will be taxable on the U.S. dollar value of the foreign currency payable as interest on the securities, whether or not they elect to receive payments in foreign currency.  If you receive interest in the form of U.S. dollars, you will be considered to have received interest in the foreign currency and to have sold that foreign currency for U.S. dollars.  For purposes of this discussion, “spot rate” generally means a currency exchange rate that reflects a market exchange rate available to the public for a foreign currency.

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If you are a cash method taxpayer (including most individual holders), you will be taxed on the value of the foreign currency when you receive it (if you receive the foreign currency) or when you are deemed to receive it (if you receive U.S. dollars).  The value of the foreign currency will be determined using the “spot rate” in effect at such time.

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If you are an accrual method taxpayer, you will be taxed on the value of the foreign currency as the interest accrues on the Foreign Currency Securities.  In determining the value of the foreign currency for this purpose, you may use the average foreign currency exchange rate during the relevant interest accrual period (or, if that period spans two taxable years, during the portion of the interest accrual period in the relevant taxable year).  The average rate for an accrual period (or partial period) is the simple average of the spot rates for each business day of such period, or other average exchange rate for the period reasonably derived and consistently applied by you.

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When interest is actually paid, you will generally also recognize currency exchange gain or loss, taxable as ordinary income or loss from sources within the United States, equal to the difference between (a) the value of the foreign currency received as interest, as translated into U.S. dollars using the spot rate on the date of receipt, and (b) the U.S. dollar amount previously included in income with respect to such payment.  If you receive interest in the form of U.S. dollars, clause (a) will be calculated on the basis of the value of the foreign currency you would have received instead of the U.S. dollars.

●	If you are an accrual method taxpayer and you do not wish to accrue interest income using the average exchange rate, certain alternative elections may be available.

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Amounts treated as interest will be income from sources outside the United States for foreign tax credit limitation purposes.  Under the foreign tax credit rules, interest paid will, depending on your circumstances, be “passive category” or “general category” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

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Your tax basis in the foreign currency you receive (or are considered to receive) as interest will be the aggregate amount reported by you as income with respect to the receipt of the foreign currency.  If you receive interest in the form of foreign currency and subsequently sell that foreign currency, or if you are considered to receive foreign currency and that foreign currency is considered to be sold for U.S. dollars on your behalf, additional tax consequences will apply as described in “Sale of Foreign Currency” below.

Sale or Retirement of Foreign Currency Securities

On the sale or retirement of your Foreign Currency Securities:

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If you receive the principal payment on your Foreign Currency Securities in the form of U.S. dollars, you will be considered to have received the principal in the form of foreign currency and to have sold that foreign currency for U.S. dollars.

●
You will have taxable gain or loss equal to the difference between the amount received or deemed received by you and your tax basis in the Foreign Currency Securities.  If you receive (or are considered to receive) foreign currency, that foreign currency is valued for this purpose at the spot rate of the foreign currency.  Your tax basis in the Foreign Currency Securities generally is the U.S. dollar value of the foreign security amount paid for the securities, determined on the date of purchase.

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Any such gain or loss (except to the extent attributable to foreign currency gain or loss) will generally be capital gain or loss, and will be long term capital gain or loss if you held the Foreign Currency Securities for more than one year.  For an individual, the maximum tax rate on long term capital gains that is recognized in taxable years beginning before January 1, 2011 is generally 15%.

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You will realize foreign currency gain or loss to the extent the U.S. dollar value of the foreign currency paid for the Foreign Currency Securities, based on the spot rate at the time you dispose of the securities, is greater or less than the U.S. dollar value of the foreign currency paid for the securities, based on the spot rate at the time you acquired the securities.  Any resulting currency gain or loss will be ordinary income or loss.  You will only recognize such foreign currency gain or loss to the extent you have gain or loss, respectively, on the overall sale or retirement of the Foreign Currency Securities.

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If you sell Foreign Currency Securities between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the securities but has not yet been paid by the sale date.  That amount is treated as ordinary interest income and not as sale proceeds.

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Your tax basis in the foreign currency you receive (or are considered to receive) on sale or retirement of the Foreign Currency Securities will be the value of foreign currency reported by you as received on the sale or retirement of the securities.  If you receive foreign currency on retirement of the securities and subsequently sell that foreign currency, or if you are considered to receive foreign currency on retirement of the securities and that foreign currency is considered to be sold for U.S. dollars on your behalf, or if you sell the securities for foreign currency and subsequently sell that foreign currency, additional tax consequences will apply as described in “Sale of Foreign Currency” below.

Sale of Foreign Currency

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If you receive (or are considered to receive) foreign currency as principal or interest on a Foreign Currency Security, and you later sell (or are considered to sell) that foreign currency for U.S. dollars, you will have taxable gain or loss equal to the difference between the amount of U.S. dollars received and your tax basis in the foreign currency.  In addition, when you purchase a Foreign Currency Security in a foreign currency, you will have taxable gain or loss if your tax basis in the foreign currency is different from the U.S. dollar value of the foreign currency on the date of purchase.  Any such gain or loss is foreign currency gain or loss taxable as ordinary income or loss.

Information Reporting and Backup Withholding

Under the tax rules concerning information reporting to the IRS:

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Assuming you hold your securities through a broker or other securities intermediary, the intermediary must provide information to the IRS and to you on IRS Form 1099 concerning interest, gross sale and retirement proceeds on your securities, unless an exemption applies.

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Similarly, unless an exemption applies, you must provide the intermediary with your Taxpayer Identification Number for its use in reporting information to the IRS.  If you are an individual, this is your social security number.  You are also required to comply with other IRS requirements concerning information reporting.

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If you are subject to these requirements but do not comply, the intermediary must withhold at a rate that is currently 28% of all amounts payable to you on the securities (including principal payments).  This is called “backup withholding”.  If the intermediary withholds payments, you may use the withheld amount as a credit against your U.S. Federal income tax liability.

●	Individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

This section applies to you if you are a Non-U.S. Holder.  A “Non-U.S. Holder” is:

●	an individual that is a non-resident alien;

●	a corporation or entity taxable as a corporation for U.S. Federal income tax purposes organized or created under non-U.S. law; or

●	an estate or trust that is not taxable in the U.S. on its world-wide income.

The securities and interest thereon will not be exempt from U.S. taxation generally.

Income Taxes

Interest

●
Subject to the discussion of “Backup Withholding” below, interest on the securities is currently exempt from U.S. Federal income taxes, including withholding taxes, if paid to you whether or not you are engaged in a trade or business in the U.S., unless

i.           you are an insurance company carrying on a U.S. insurance business to which the interest is attributable, within the meaning of the U.S. Internal Revenue Code of 1986, as amended; or

ii.           you have an office or other fixed place of business in the U.S. to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the U.S.

Sale or Retirement of Securities

●	Subject to the discussion of “Backup Withholding” below, you will not be subject to U.S. Federal income tax on any gain realized on the sale or exchange of a security, unless

i.           you are an individual, you are present in the U.S. for at least 183 days during the year in which you dispose of the security, and certain other conditions are satisfied; or

ii.           the gain represents accrued interest, in which case the rules for interest would apply; or

iii.           the gain is effectively connected with your conduct of a trade or business in the U.S.

Estate Taxes

●
In the case of a non-resident of the U.S. who was not a citizen of the U.S. at the time of death, securities are deemed to be situated outside the U.S. for purposes of the U.S. Federal estate tax and are not includible in the gross estate for purposes of such tax.

Information Reporting and Backup Withholding

●
A “backup withholding” tax and certain information reporting requirements may apply to payments of principal and interest on the securities made to certain non-corporate holders if such payments are made or are considered made in the U.S. (including payments on securities made by wire transfer from outside the U.S. to an account maintained by the holder with the fiscal agent or any paying agent in the U.S.).

●
If the conditions relating to place of payment are satisfied, Non-U.S. Holders are generally exempt from these withholding and reporting requirements (assuming that the gain or income is otherwise exempt from U.S. Federal income tax) but may be required to comply with certification and identification procedures in order to prove their exemption from the requirements.

●
Similar rules requiring reporting and withholding with respect to gross sale proceeds will apply to a non-U.S. person who sells a security through a U.S. branch of a broker and information reporting (but not backup withholding) will apply to a Non-U.S. Holder who sells a security through a broker with certain connections to the U.S.

LEGAL OPINIONS

The validity of each series of securities to be offered will be passed upon by the EIB, acting through its Legal Department, and by Cravath, Swaine & Moore LLP, London, England, U.S. counsel for the EIB, and, if sold to or through underwriters, will be passed upon for such underwriters by Sullivan & Cromwell LLP, London, England, U.S. counsel to such underwriters.  All statements in this prospectus with respect to the Treaty and the Statute have been passed upon by the EIB, acting through its Legal Department, and are included upon the authority of the EIB, acting through its Legal Department.  In rendering their opinions, Cravath, Swaine & Moore LLP and Sullivan & Cromwell LLP will rely as to matters concerning the Treaty and the Statute upon the opinion of the Legal Department of the EIB.

EXPERTS

The consolidated and unconsolidated financial statements of the EIB incorporated in this prospectus by reference to the EIB’s Annual Reports on Form 18-K for the years ended December 31, 2007 and 2008, filed with the SEC have been audited by Ernst & Young S.A., independent registered public accounting firm, as set forth in their reports thereon incorporated by reference therein and incorporated herein by reference.  Such consolidated and unconsolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of Ernst & Young S.A. as experts in accounting and auditing.

The EIB has designated KPMG Audit S.à.r.l., independent registered public accounting firm, as its external auditors for the year ending December 31, 2009.

ENFORCEMENT OF CIVIL LIABILITIES AGAINST THE EIB

The EIB is located in Luxembourg and the President of the EIB and the members of its board of directors, board of governors and management committee, as well as the experts referred to in this prospectus, are in most or all cases non-residents of the United States, and all or a substantial portion of the assets of the EIB and of such other persons may be located outside the United States.  As a result, it may be difficult or impossible for investors to obtain jurisdiction over those persons in proceedings brought in courts in the United States, or to realize in the United States upon judgments of U.S. courts against such persons, including judgments predicated upon civil liabilities under U.S. securities laws.  There may be doubt as to the enforceability in courts outside the United States in original actions of liabilities predicated upon U.S. securities laws and as to the enforceability in such courts of judgments of U.S. courts, including judgments imposing liabilities predicated upon U.S. securities laws.  Such enforceability would also be subject to the Protocol on the Privileges and Immunities of the European Union.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The Authorized Representative of the EIB in the United States is:

Angelos Pangratis
Chargé d'Affaires a.i./Acting Head of Delegation of the Delegation of the European Union to the United States
2300 M Street, N.W.
Washington, D.C. 20037

The information set forth herein is stated on the authority of the President of the EIB, in his duly authorized official capacity as President.

EUROPEAN INVESTMENT BANK

By:	/s/ Philippe Maystadt
Philippe Maystadt
President

PART II

UNDERTAKINGS

The Registrant hereby undertakes:

(a)           to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the U.S. Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i), (ii) or (iii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the U.S. Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) under the U.S. Securities Act of 1933, as amended, that is part of this Registration Statement.

(b)           that, for the purpose of determining any liability under the U.S. Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)           that, for the purpose of determining liability under the U.S. Securities Act of 1933, as amended, to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)           that, for the purposes of determining any liability under the U.S. Securities Act of 1933, as amended, each filing of any report filed under the U.S. Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)           that, for the purpose of determining liability of the Registrant under the U.S. Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424 under the U.S. Securities Act of 1933, as amended;

(ii)  any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii)  the portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv)  any other communication that is an offer in the offering made by the Registrant to the purchaser.

CONTENTS

This Registration Statement comprises:

(1)	The Facing Sheet.
(2)	The Cross-Reference Sheet.
(3)	Part I consisting of the Prospectus.
(4)	Part II consisting of pages II-1 to II-9.
(5)	The following exhibits:
	A.	Statute of the European Investment Bank—Version dated December 1, 2009*
	B.1	Powers of Attorney of Mr. Erös, Mr. Hall, Mr. Henin, Mr. Hrubý, Mr. Ivanovski, Mr. Kakouris, Ms. Kaszasová, Ms. Krumane, Mr. Lubanski, Ms. Noras, Mr. Reinesch**
	B.2	Powers of Attorney of Mr. van Ballekom, Mr. Buti, Mr. Curwen, Mr. Dominik, Mr. Drossos, Mr. Nitsche, Mr. Sikk, Mr. Somers, Mr. de Sousa Pereira***
	B.3	Powers of Attorney of Ms. Božič, Mr. Dragoi, Ms. Fernández García, Mr. Grech, Mr. Houdebine, Mr. Monticelli, Mr. Müller, Ms. Uzieliene
	C.	Schedule of Outstanding Borrowings of the EIB at December 31, 2008****
	D.1.	Form of proposed fiscal agency agreement governed by New York law*****
	D.2.	Form of proposed fiscal agency agreement governed by Luxembourg law*****
	E.	Form of proposed Underwriting Agreement
	F.	Consent of Ernst & Young S.A., independent registered public accounting firm
	G.	Consent of the EIB (acting through its Legal Department)
	H.	Consent of Cravath, Swaine & Moore LLP, U.S. counsel for the EIB
	I.	Form of Opinion issued by the EIB (acting through its Legal Department)

*	Filed as an exhibit to Amendment No. 2 to the EIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2008 and incorporated by reference herein.
**	Filed as an exhibit to Registration Statement No. 333-142572 and incorporated by reference herein.

***	Filed as an exhibit to Registration Statement No. 333-152631 and incorporated by reference herein.
****	Filed as an exhibit to the EIB’s Annual Report on Form 18-K for its Fiscal Year ended December 31, 2008 and incorporated by reference herein.
*****	Filed as an exhibit to Registration Statement No. 333-9754 and incorporated by reference herein.

SIGNATURES

Of the Registrant:

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Luxembourg, on December 18, 2009.

EUROPEAN INVESTMENT BANK

By:	/s/ Eila Kreivi
Eila Kreivi

By:	/s/ Sandeep Dhawan
Sandeep Dhawan

Of Officers and Directors of the Registrant:

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this registration statement or amendment has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

/s/ Philippe Maystadt	President	December 18, 2009
Philippe Maystadt	(principal executive officer)

* Olivier Henin	Director	December 18, 2009

* Dimiter Ivanovski	Director	December 18, 2009

* Zdenĕk Hrubý	Director	December 18, 2009

* Sigmund Lubanski	Director	December 18, 2009

* Ralph Müller	Director	December 18, 2009

* Ivar Sikk	Director	December 18, 2009

* Panagiotis Drossos	Director	December 18, 2009

* María Jesús Fernández García	Director	December 18, 2009

* Michel Houdebine	Director	December 18, 2009

* Michael Somers	Director	December 18, 2009

* Carlo Monticelli	Director	December 18, 2009

* Kyriacos Kakouris	Director	December 18, 2009

* Irena Krumane	Director	December 18, 2009

* Jurgita Uzieliene	Director	December 18, 2009

* Gaston Reinesch	Director	December 18, 2009

* János Erös	Director	December 18, 2009

* Vincent Grech	Director	December 18, 2009

* Pim van Ballekom	Director	December 18, 2009

* Wolfgang Nitsche	Director	December 18, 2009

* Jacek Dominik	Director	December 18, 2009

* Nuno de Sousa Pereira	Director	December 18, 2009

* Bogdan Alexandru Dragoi	Director	December 18, 2009

* Katja Božič	Director	December 18, 2009

* Katarina Kaszasová	Director	December 18, 2009

* Tytti Noras	Director	December 18, 2009

* Kurt A. Hall	Director	December 18, 2009

* Peter Curwen	Director	December 18, 2009

* Marco Buti	Director	December 18, 2009

/s/ Barbara Bargagli Petrucci	Director	December 18, 2009
Barbara Bargagli Petrucci	Capital Markets Department, Finance Directorate

/s/ Rémy Jacob	Financial Controller	December 18, 2009
Rémy Jacob

*By:
/s/ Eila Kreivi		December 18, 2009
Eila Kreivi, Attorney-in-fact

*By:
/s/ Sandeep Dhawan		December 18, 2009
Sandeep Dhawan, Attorney-in-fact

Of the Duly Authorized Representative in the United States:

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the registrant, has signed this registration statement in Washington, D.C. on December 18, 2009.

/s/ Angelos Pangratis
Angelos Pangratis

Authorized Representative in the United States Chargé d'Affaires a.i./Acting Head of Delegation of the Delegation of the EuropeanUnion to the United States

EXHIBITS

A.	—	Statute of the European Investment Bank—Version dated December 1, 2009*
B.1	—	Powers of Attorney of Mr. Erös, Mr. Hall, Mr. Henin, Mr. Hrubý, Mr. Ivanovski, Mr. Kakouris, Ms. Kaszasová, Ms. Krumane, Mr. Lubanski, Ms. Noras, Mr. Reinesch**
B.2	—	Powers of Attorney of Mr. van Ballekom, Mr. Buti, Mr. Curwen, Mr. Dominik, Mr. Drossos, Mr. Nitsche, Mr. Sikk, Mr. Somers, Mr. de Sousa Pereira***
B.3	—	Powers of Attorney of Ms. Božič, Mr. Dragoi, Ms. Fernández García, Mr. Grech, Mr. Houdebine, Mr. Monticelli, Mr. Müller, Ms. Uzieliene
C.	—	Schedule of Outstanding Borrowings of the EIB at December 31, 2008****
D.1.	—	Form of proposed fiscal agency agreement governed by New York law*****
D.2.	—	Form of proposed fiscal agency agreement governed by Luxembourg law*****
E.	—	Form of proposed Underwriting Agreement
F.	—	Consent of Ernst & Young S.A., independent registered public accounting firm
G.	—	Consent of the EIB (acting through its Legal Department)
H.	—	Consent of Cravath, Swaine & Moore LLP, U.S. counsel for the EIB
I.	—	Form of Opinion issued by the EIB (acting through its Legal Department)

__________

*	Filed as an exhibit to Amendment No. 2 to the EIB’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2008 and incorporated by reference herein.
**	Filed as an exhibit to Registration Statement No. 333-142572 and incorporated by reference herein.
***	Filed as an exhibit to Registration Statement No. 333-152631 and incorporated by reference herein.
****	Filed as an exhibit to the EIB’s Annual Report on Form 18-K for its Fiscal Year ended December 31, 2008 and incorporated by reference herein.
*****	Filed as an exhibit to Registration Statement No. 333-9754 and incorporated by reference herein.

EXHIBIT B.3.

[Letterhead of]

EUROPEAN INVESTMENT BANK

POWER OF ATTORNEY

The European Investment Bank (the “Bank”), each of the members of the Board of Directors of the Bank, in connection with the filing with the United States Securities and Exchange Commission (the “Commission”), under the provisions of the United States Securities Act of 1933, as amended, of one or more Registration Statements and amendments, including, without limitation, post-effective amendments thereto relating to notes and/or bonds of the Bank, hereby appoints:

(i)           the President, each of the Vice Presidents of the Bank and Mr. Philip Boeckman as attorneys-in-fact and agents, each of them to have full power to act without the others; and

(ii)           Mr. Bertrand de Mazières, Ms. Barbara Bargagli Petrucci, Ms. Anneli Peshkoff, Ms. Eila Kreivi and Mr. Sandeep Dhawan as attorneys-in-fact and agents, each of them to have full power to act together with any other person named in this clause (ii)

for each of the undersigned and in his or her name and in all capacities, and on behalf of and as attorney for the Bank, to sign and file with the Commission any and all Registration Statements and amendments, including, without limitation, post-effective amendments with all exhibits thereto and any other document; and the Bank and each of the undersigned hereby grants to said attorneys-in-fact and agents, and each of them, full authority to perform any acts necessary to be done in connection with such signing and filing and hereby ratifies all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the Bank has caused this Power of Attorney to be signed by its President, and the undersigned member of its Board of Directors has hereunto set his or her hand as of the 18th day of December, 2009.

EUROPEAN INVESTMENT BANK

/s/ Philippe Maystadt
President
Philippe Maystadt

/s/ Katja Božič
Director: Katja Božič

[Letterhead of]

EUROPEAN INVESTMENT BANK

POWER OF ATTORNEY

The European Investment Bank (the “Bank”), each of the members of the Board of Directors of the Bank, in connection with the filing with the United States Securities and Exchange Commission (the “Commission”), under the provisions of the United States Securities Act of 1933, as amended, of one or more Registration Statements and amendments, including, without limitation, post-effective amendments thereto relating to notes and/or bonds of the Bank, hereby appoints:

(i)           the President, each of the Vice Presidents of the Bank and Mr. Philip Boeckman as attorneys-in-fact and agents, each of them to have full power to act without the others; and

(ii)           Mr. Bertrand de Mazières, Ms. Barbara Bargagli Petrucci, Ms. Anneli Peshkoff, Ms. Eila Kreivi and Mr. Sandeep Dhawan as attorneys-in-fact and agents, each of them to have full power to act together with any other person named in this clause (ii)

for each of the undersigned and in his or her name and in all capacities, and on behalf of and as attorney for the Bank, to sign and file with the Commission any and all Registration Statements and amendments, including, without limitation, post-effective amendments with all exhibits thereto and any other document; and the Bank and each of the undersigned hereby grants to said attorneys-in-fact and agents, and each of them, full authority to perform any acts necessary to be done in connection with such signing and filing and hereby ratifies all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the Bank has caused this Power of Attorney to be signed by its President, and the undersigned member of its Board of Directors has hereunto set his or her hand as of the 18th day of December, 2009.

EUROPEAN INVESTMENT BANK

/s/ Philippe Maystadt
President
Philippe Maystadt

/s/ Bogdan Alexandru Dragoi
Director: Bogdan Alexandru Dragoi

[Letterhead of]

EUROPEAN INVESTMENT BANK

POWER OF ATTORNEY

The European Investment Bank (the “Bank”), each of the members of the Board of Directors of the Bank, in connection with the filing with the United States Securities and Exchange Commission (the “Commission”), under the provisions of the United States Securities Act of 1933, as amended, of one or more Registration Statements and amendments, including, without limitation, post-effective amendments thereto relating to notes and/or bonds of the Bank, hereby appoints:

(i)           the President, each of the Vice Presidents of the Bank and Mr. Philip Boeckman as attorneys-in-fact and agents, each of them to have full power to act without the others; and

(ii)           Mr. Bertrand de Mazières, Ms. Barbara Bargagli Petrucci, Ms. Anneli Peshkoff, Ms. Eila Kreivi and Mr. Sandeep Dhawan as attorneys-in-fact and agents, each of them to have full power to act together with any other person named in this clause (ii)

for each of the undersigned and in his or her name and in all capacities, and on behalf of and as attorney for the Bank, to sign and file with the Commission any and all Registration Statements and amendments, including, without limitation, post-effective amendments with all exhibits thereto and any other document; and the Bank and each of the undersigned hereby grants to said attorneys-in-fact and agents, and each of them, full authority to perform any acts necessary to be done in connection with such signing and filing and hereby ratifies all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the Bank has caused this Power of Attorney to be signed by its President, and the undersigned member of its Board of Directors has hereunto set his or her hand as of the 18th day of December, 2009.

EUROPEAN INVESTMENT BANK

/s/ Philippe Maystadt
President
Philippe Maystadt

/s/ María Jesús Fernández García
Director: María Jesús Fernández García

[Letterhead of]

EUROPEAN INVESTMENT BANK

POWER OF ATTORNEY

The European Investment Bank (the “Bank”), each of the members of the Board of Directors of the Bank, in connection with the filing with the United States Securities and Exchange Commission (the “Commission”), under the provisions of the United States Securities Act of 1933, as amended, of one or more Registration Statements and amendments, including, without limitation, post-effective amendments thereto relating to notes and/or bonds of the Bank, hereby appoints:

(i)           the President, each of the Vice Presidents of the Bank and Mr. Philip Boeckman as attorneys-in-fact and agents, each of them to have full power to act without the others; and

(ii)           Mr. Bertrand de Mazières, Ms. Barbara Bargagli Petrucci, Ms. Anneli Peshkoff, Ms. Eila Kreivi and Mr. Sandeep Dhawan as attorneys-in-fact and agents, each of them to have full power to act together with any other person named in this clause (ii)

for each of the undersigned and in his or her name and in all capacities, and on behalf of and as attorney for the Bank, to sign and file with the Commission any and all Registration Statements and amendments, including, without limitation, post-effective amendments with all exhibits thereto and any other document; and the Bank and each of the undersigned hereby grants to said attorneys-in-fact and agents, and each of them, full authority to perform any acts necessary to be done in connection with such signing and filing and hereby ratifies all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the Bank has caused this Power of Attorney to be signed by its President, and the undersigned member of its Board of Directors has hereunto set his or her hand as of the 18th day of December, 2009.

EUROPEAN INVESTMENT BANK

/s/ Philippe Maystadt
President
Philippe Maystadt

/s/ Vincent Grech
Director: Vincent Grech

[Letterhead of]

EUROPEAN INVESTMENT BANK

POWER OF ATTORNEY

The European Investment Bank (the “Bank”), each of the members of the Board of Directors of the Bank, in connection with the filing with the United States Securities and Exchange Commission (the “Commission”), under the provisions of the United States Securities Act of 1933, as amended, of one or more Registration Statements and amendments, including, without limitation, post-effective amendments thereto relating to notes and/or bonds of the Bank, hereby appoints:

(i)           the President, each of the Vice Presidents of the Bank and Mr. Philip Boeckman as attorneys-in-fact and agents, each of them to have full power to act without the others; and

(ii)           Mr. Bertrand de Mazières, Ms. Barbara Bargagli Petrucci, Ms. Anneli Peshkoff, Ms. Eila Kreivi and Mr. Sandeep Dhawan as attorneys-in-fact and agents, each of them to have full power to act together with any other person named in this clause (ii)

for each of the undersigned and in his or her name and in all capacities, and on behalf of and as attorney for the Bank, to sign and file with the Commission any and all Registration Statements and amendments, including, without limitation, post-effective amendments with all exhibits thereto and any other document; and the Bank and each of the undersigned hereby grants to said attorneys-in-fact and agents, and each of them, full authority to perform any acts necessary to be done in connection with such signing and filing and hereby ratifies all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the Bank has caused this Power of Attorney to be signed by its President, and the undersigned member of its Board of Directors has hereunto set his or her hand as of the 18th day of December, 2009.

EUROPEAN INVESTMENT BANK

/s/ Philippe Maystadt
President
Philippe Maystadt

/s/ Michel Houdebine
Director: Michel Houdebine

[Letterhead of]

EUROPEAN INVESTMENT BANK

POWER OF ATTORNEY

The European Investment Bank (the “Bank”), each of the members of the Board of Directors of the Bank, in connection with the filing with the United States Securities and Exchange Commission (the “Commission”), under the provisions of the United States Securities Act of 1933, as amended, of one or more Registration Statements and amendments, including, without limitation, post-effective amendments thereto relating to notes and/or bonds of the Bank, hereby appoints:

(i)           the President, each of the Vice Presidents of the Bank and Mr. Philip Boeckman as attorneys-in-fact and agents, each of them to have full power to act without the others; and

(ii)           Mr. Bertrand de Mazières, Ms. Barbara Bargagli Petrucci, Ms. Anneli Peshkoff, Ms. Eila Kreivi and Mr. Sandeep Dhawan as attorneys-in-fact and agents, each of them to have full power to act together with any other person named in this clause (ii)

for each of the undersigned and in his or her name and in all capacities, and on behalf of and as attorney for the Bank, to sign and file with the Commission any and all Registration Statements and amendments, including, without limitation, post-effective amendments with all exhibits thereto and any other document; and the Bank and each of the undersigned hereby grants to said attorneys-in-fact and agents, and each of them, full authority to perform any acts necessary to be done in connection with such signing and filing and hereby ratifies all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the Bank has caused this Power of Attorney to be signed by its President, and the undersigned member of its Board of Directors has hereunto set his or her hand as of the 18th day of December, 2009.

EUROPEAN INVESTMENT BANK

/s/ Philippe Maystadt
President
Philippe Maystadt

/s/ Carlo Monticelli
Director: Carlo Monticelli

[Letterhead of]

EUROPEAN INVESTMENT BANK

POWER OF ATTORNEY

The European Investment Bank (the “Bank”), each of the members of the Board of Directors of the Bank, in connection with the filing with the United States Securities and Exchange Commission (the “Commission”), under the provisions of the United States Securities Act of 1933, as amended, of one or more Registration Statements and amendments, including, without limitation, post-effective amendments thereto relating to notes and/or bonds of the Bank, hereby appoints:

(i)           the President, each of the Vice Presidents of the Bank and Mr. Philip Boeckman as attorneys-in-fact and agents, each of them to have full power to act without the others; and

(ii)           Mr. Bertrand de Mazières, Ms. Barbara Bargagli Petrucci, Ms. Anneli Peshkoff, Ms. Eila Kreivi and Mr. Sandeep Dhawan as attorneys-in-fact and agents, each of them to have full power to act together with any other person named in this clause (ii)

for each of the undersigned and in his or her name and in all capacities, and on behalf of and as attorney for the Bank, to sign and file with the Commission any and all Registration Statements and amendments, including, without limitation, post-effective amendments with all exhibits thereto and any other document; and the Bank and each of the undersigned hereby grants to said attorneys-in-fact and agents, and each of them, full authority to perform any acts necessary to be done in connection with such signing and filing and hereby ratifies all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the Bank has caused this Power of Attorney to be signed by its President, and the undersigned member of its Board of Directors has hereunto set his or her hand as of the 18th day of December, 2009.

EUROPEAN INVESTMENT BANK

/s/ Philippe Maystadt
President
Philippe Maystadt

/s/ Ralph Müller
Director: Ralph Müller

[Letterhead of]

EUROPEAN INVESTMENT BANK

POWER OF ATTORNEY

The European Investment Bank (the “Bank”), each of the members of the Board of Directors of the Bank, in connection with the filing with the United States Securities and Exchange Commission (the “Commission”), under the provisions of the United States Securities Act of 1933, as amended, of one or more Registration Statements and amendments, including, without limitation, post-effective amendments thereto relating to notes and/or bonds of the Bank, hereby appoints:

(i)           the President, each of the Vice Presidents of the Bank and Mr. Philip Boeckman as attorneys-in-fact and agents, each of them to have full power to act without the others; and

(ii)           Mr. Bertrand de Mazières, Ms. Barbara Bargagli Petrucci, Ms. Anneli Peshkoff, Ms. Eila Kreivi and Mr. Sandeep Dhawan as attorneys-in-fact and agents, each of them to have full power to act together with any other person named in this clause (ii)

for each of the undersigned and in his or her name and in all capacities, and on behalf of and as attorney for the Bank, to sign and file with the Commission any and all Registration Statements and amendments, including, without limitation, post-effective amendments with all exhibits thereto and any other document; and the Bank and each of the undersigned hereby grants to said attorneys-in-fact and agents, and each of them, full authority to perform any acts necessary to be done in connection with such signing and filing and hereby ratifies all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the Bank has caused this Power of Attorney to be signed by its President, and the undersigned member of its Board of Directors has hereunto set his or her hand as of the 18th day of December, 2009.

EUROPEAN INVESTMENT BANK

/s/ Philippe Maystadt
President
Philippe Maystadt

/s/ Jurgita Uzieliene
Director: Jurgita Uzieliene

EXHIBIT E
FORM OF PROPOSED UNDERWRITING AGREEMENT

To the Representatives named in Schedule I hereto
(the “Representatives”) of the Underwriters
 named in Schedule II hereto,
 As Representatives of the several Underwriters

Dear Sirs:

The European Investment Bank (the “Bank”) proposes to issue the principal amount of its securities identified in Schedule I hereto (the “Securities”).  The Securities are more fully described in the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus, any Issuer Free Writing Prospectus, the Pricing Disclosure Package and the Final Prospectus (each as defined in Section 1(a)).  The Securities are to be issued pursuant to a fiscal agency agreement (the “Fiscal Agency Agreement”), in the form filed as an exhibit to the Registration Statement, between the Bank and the Fiscal Agent named therein (the “Fiscal Agent”).

You have advised the Bank (i) that you and the firms and corporations named in Schedule II attached hereto (you and such firms and corporations being hereinafter called the “Underwriters”, which term shall also include any firm or corporation substituted for any Underwriter as provided for in Section 14; provided that if only the Representatives are named in Schedule II as underwriters, the terms Underwriters and Representatives as used herein shall each be deemed to refer to the same firm or firms), acting severally and not jointly, are willing to purchase, on the terms and conditions hereof and in Schedule I hereto, the respective principal amounts of the Securities set forth opposite the names of the Underwriters in Schedule II and (ii) that you are authorized, on behalf of yourselves and the other Underwriters, to enter into this Agreement.

1.           Certain Representations and Warranties by the Bank.  The Bank represents and warrants to each Underwriter that:

(a)           Registration Statement and Prospectus.  The Bank has filed with the Securities and Exchange Commission (the “Commission”) in Washington, D.C., a registration statement, the Registration Number of which is set forth in Schedule I hereto, which has become effective, for the registration under the Securities Act of 1933, as amended (the “Act”), of the Securities and other securities.  Such registration statement, as amended at the date of this Agreement, meets the requirements applicable to registration statements subject to Schedule B under the Act pursuant to Securities Act Releases No. 33-6240 and 33-6424 (the “Releases”), and complies in all other material respects with the Releases.  The Bank will file with the Commission pursuant to Rule 424(b) under the Act a supplement to the form of prospectus included in such registration statement relating to the Securities and the plan of distribution thereof and has previously advised you of all further information (financial, statistical and other) with respect to the Bank to be set forth therein.  The Bank has adequately disseminated the Basic Prospectus (as defined in Section 1(a)) to the public a reasonable period before the offering in accordance with the Releases.  In addition, the Bank will file with the Commission pursuant to Rule 433(d) under the Act within the time required by such Rule a final term sheet (the “Final Term Sheet”) in the form of Schedule IV hereto, containing solely a description of the Securities and the offering thereof, and will file promptly all other material required to be filed by the Bank with the Commission pursuant to Rule 433(d) under the Act. The Bank will not file any amendment to such registration statement or any such prospectus or any supplement to any such prospectus (including the Final Prospectus) on or after the date of this Agreement and prior to the termination of the Offering, except with the approval of the Representatives.  As used in this Agreement, “Applicable Time” means the time specified in Schedule I hereto on the date of this Agreement; “Issuer Free Writing Prospectus” means each “issuer free writing prospectus” as defined in Rule 433 under the Act prepared by or on behalf of the Bank or used or referred to by the Bank, each of which is listed on Schedule III.A. hereto, including the Final Term Sheet; “Registration Statement” as used with respect to a particular issue of the Securities, means the registration statement, as amended at the time of such registration statement’s effectiveness for purposes of Section 11 of the Act as such section applies to the Bank and the Underwriters for the Securities pursuant to Rule 430C under the Act, including all exhibits, all documents then filed as a part thereof or incorporated or deemed to be incorporated by reference therein and any information contained or incorporated by reference in a prospectus filed with the Commission pursuant to Rule 424(b) under the Act, to the extent such information is deemed, pursuant to Rule 430C under the Act, to be part of the registration statement at the effective time; “Basic Prospectus” means the prospectus in the form in which it appears in the Registration Statement; “Preliminary Final Prospectus” means a preliminary form of the Final Prospectus which shall be filed with the Commission pursuant to Rule 424(b) under the Act; “Final Prospectus” means the final prospectus in the form first used in connection with confirmation of sales of the Securities and in which it shall be filed with the Commission pursuant to Rule 424(b) under the Act; and “Pricing Disclosure Package” means, as of the Applicable Time, the Basic Prospectus, any Preliminary Final Prospectus, the Final Term Sheet and each other Issuer Free Writing Prospectus.  Any reference herein to the Basic Prospectus, any Preliminary Final Prospectus or the Final Prospectus shall be deemed to refer to and include any documents incorporated by reference therein.

(b)           Accuracy of the Documents.

(i) Each part of the Registration Statement, as of the applicable effective date as to each such part of the Registration Statement, complied in all material respects with the provisions of the Act and the rules and regulations of the Commission thereunder and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading.  As of the date hereof, the Registration Statement complies in all material respects with the provisions of the Act and the rules and regulations of the Commission thereunder and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading.  At all times subsequent to the date hereof up to and including the Closing Date (as defined in Section 3), the Registration Statement, as amended as of any such time, will comply in all material respects with the provisions of the Act and the rules and regulations of the Commission thereunder and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(ii) The Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(iii) When the Final Prospectus is first filed pursuant to Rule 424(b) under the Act and at all times subsequent thereto up to and including the Closing Date, the Final Prospectus or the Final Prospectus, as amended or supplemented, if the Bank shall have filed with the Commission any amendment thereof or supplement thereto, will comply in all material respects with the provisions of the Act and the rules and regulations of the Commission thereunder and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(iv) Each Issuer Free Writing Prospectus, if any, does not conflict with the information contained in the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus or the Final Prospectus, and each such Issuer Free Writing Prospectus, when considered together with the Pricing Disclosure Package as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(v) None of the representations and warranties contained in this Section 1(b) shall apply to statements in, or omissions from, the Registration Statement, the Basic Prospectus, the Pricing Disclosure Package, the Preliminary Final Prospectus, the Final Prospectus or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, based upon and in conformity with information furnished as herein stated or otherwise furnished in writing to the Bank by or on behalf of any Underwriter for use in connection with the preparation of the Registration Statement, the Basic Prospectus, the Pricing Disclosure Package, any Preliminary Final Prospectus, the Final Prospectus or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus.

(c)           Material Changes.  Subsequent to the respective dates as of which information is given in the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus and the Pricing Disclosure Package up to the date and time of this Agreement, there was no material adverse change in the condition, financial or other, of the Bank, other than changes arising from transactions in the ordinary course of the Bank’s operations and except as contemplated by the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus and the Pricing Disclosure Package.

(d)           Issuance of the Securities.  On the Closing Date, the Securities will be duly and validly authorized and, when issued and delivered pursuant to the terms of this Agreement, will constitute valid, legally binding and unconditional, direct and general obligations of the Bank in accordance with their terms; the Securities will rank pari passu with any present or future indebtedness of the Bank represented by any unsubordinated notes, bonds or other securities, except indebtedness (i) incurred for all or part of the purchase price of property purchased by the Bank and (ii) secured by any mortgage, pledge or other security interest on such property but otherwise ranking pari passu with the Securities.  The Securities will conform in all material respects to the descriptions thereof contained in the Registration Statement, the Basic Prospectus, the Final Term Sheet, any other Issuer Free Writing Prospectus, any Preliminary Final Prospectus and the Final Prospectus; and neither the issuance or sale of the Securities nor the taking of any other action herein contemplated will result in a breach by the Bank of any terms of, or constitute a default under, any agreement or undertaking of the Bank, the Treaty on the Functioning of the European Union signed in Rome on March 25, 1957, as amended and supplemented from time to time (the “Treaty”) or the Statute of the Bank (the “Statute”) set forth in a Protocol annexed to the Treaty, as amended and modified.

(e)           Status under the Act.  The Bank was not an “ineligible issuer”, as defined in Rule 405 under the Act, at each relevant time specified in Rule 405 under the Act in connection with the offering of the Securities.

(f)           Accountants.  The accountants whose certificate with respect to financial statements is included in the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus or the Final Prospectus are independent with respect to the Bank within the meaning of the Act and the rules and regulations of the Commission thereunder.

2.           Purchase and Sale.

(a)           Subject to the terms and conditions and upon the representations and warranties herein set forth, the Bank agrees to sell to you and the other Underwriters, severally and not jointly, and you and such other Underwriters, severally and not jointly, agree to purchase from the Bank, at the purchase price set forth in Schedule I hereto, the respective principal amounts of Securities set forth opposite the names of the Underwriters in Schedule II hereto.

(b)           Each Underwriter covenants and agrees severally with the Bank that with respect to Securities in bearer form (if any):

(i) except to the extent permitted under U.S. Treasury Reg. § 1.163-5(c)(2)(i)(D) (the “D Rules”), (A) each Underwriter has not offered or sold, and during the restricted period will not offer or sell, Securities in bearer form to a person who is within the United States or its possessions or to a United States person, and (B) each Underwriter has not delivered and will not deliver within the United States or its possessions definitive Securities in bearer form that are sold during the restricted period;

(ii) each Underwriter has, and throughout the restricted period will have, in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Securities in bearer form are aware that such Securities may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

(iii) if it is a United States person, each Underwriter represents that it is acquiring the Securities in bearer form for purposes of resale in connection with their original issuance and if it retains Securities in bearer form for its own account, it will do so only in accordance with the requirements of U.S. Treasury Reg. § 1.163-5(c)(2)(i)(D)(6); and

(iv) with respect to any affiliate of an Underwriter that acquires from such Underwriter Securities in bearer form for the purpose of offering or selling such Securities during the restricted period, such Underwriter will obtain from such affiliate for its benefit and the benefit of the Bank the representations and agreements contained in paragraphs (i), (ii) and (iii) of this Section 2(b).

Terms used in this Section 2(b) have the meanings given to them by the U.S. Internal Revenue Code of 1986, as amended, and the regulations thereunder, including the D Rules.  In addition, each Underwriter represents and agrees that neither it nor any of its affiliates has entered or will enter into any contractual arrangement with any person other than another Underwriter or an affiliate of an Underwriter with respect to the distribution or delivery by such person of the Securities, except with the prior written consent of the Bank.

(c)           Each Underwriter covenants and agrees with the Bank that with regard to the Securities:

(i) Upon authorization by the Representatives of the release of the Securities, the several Underwriters propose to offer the Securities for sale upon the terms and conditions set forth in the Pricing Disclosure Package and the Final Prospectus.

(ii) Each Underwriter severally represents and agrees with the Bank that it has not acquired, offered, sold or delivered and it will not offer, sell or deliver, directly or indirectly, any of the Securities or possess or distribute any Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus, the Final Prospectus, any Issuer Free Writing Prospectus or any other material relating to the offering of the Securities or the Bank, in or from any jurisdiction (including the U.S.) except in compliance with the applicable laws and regulations of any such jurisdiction, including the U.S. (including, without limitation, any prospectus delivery requirements or antifraud provisions) and which will not impose any obligations on the Bank except as contained in this Agreement.

(iii) Without prejudice to the provisions of Section 1(b) and 2(b)(i) and (ii) above and except for registration under the Act and compliance with the rules and regulations thereunder and the qualification of the Securities for offer and sale under the laws of such jurisdictions as the Representatives may designate pursuant to Section 7, the Bank shall not have any responsibility for, and each Underwriter severally agrees with the Bank that each such Underwriter and its respective affiliates will obtain, any consent, approval or authorization required by them for the purchase, offer, sale or delivery by them of any of the Securities under the laws and regulations in force in any jurisdiction to which they are subject or in or from which they make such purchase, offer, sale or delivery of any of the Securities.

(iv) The Underwriters acknowledge that other than the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus, the Final Prospectus, any Issuer Free Writing Prospectus and any document incorporated by reference therein, no other material or communication that may be used in connection with the offering of the Securities (the “Non-U.S. Offering Materials”) has been filed under the Act.  Accordingly, each Underwriter severally represents to and agrees with the Bank that it has not delivered or distributed and will not deliver or distribute within the United States or to any U.S. person (as such terms are defined in Regulation S under the Act) any Non-U.S. Offering Materials, except as permitted by the Act.

3.           Closing on the Securities.  Delivery of and payment for the Securities shall be made on the date and at the time specified in Schedule I hereto, which date and time may be postponed by agreement between you, as Representatives of the Underwriters, and the Bank or as provided in Section 14 (such date and time of delivery and payment for the Securities being herein called the “Closing Date”).  Delivery of the Securities shall be made to the office specified in Schedule I hereto for the respective accounts of the several Underwriters, against payment by the several Underwriters through the Representatives of the purchase prices thereof, to or upon the order of the Bank in the funds specified in Schedule I hereto.  The Securities shall be in the form provided in Schedule I.

4.           Prospectuses.  The Bank has caused to be delivered to the Underwriters an electronic copy of any Preliminary Final Prospectus and has consented to the use of such copy for the purposes permitted by the Act.  The Bank agrees to deliver to you, as Representatives of the Underwriters, without charge, from time to time during such period as the Final Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, an electronic copy of the Final Prospectus (and, in the event of any amendment or supplement to the Final Prospectus, of such amended or supplemented Final Prospectus).  If, at any time during the period in which the Bank is required to deliver an electronic copy of the Final Prospectus as provided in this Section 4, any event known to the Bank shall occur as a result of which the Final Prospectus as then amended or supplemented would contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in the light of the circumstances under which they are made when the Final Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Act) is delivered to a purchaser, or it shall be necessary to amend or supplement the Final Prospectus to comply with law or with the rules and regulations of the Commission, the Bank, at its expense, will forthwith prepare and furnish to you for distribution to the Underwriters and dealers an electronic copy of an amendment or amendments or a supplement or supplements to the Final Prospectus which will so amend or supplement the Final Prospectus that as amended or supplemented it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements in the Final Prospectus not misleading in the light of the circumstances under which they are made when it is delivered to a purchaser, and will comply with law and with such rules and regulations.  The Bank authorizes the Underwriters, and all dealers to whom any Securities may be sold by the several Underwriters, to use the Final Prospectus, as from time to time amended or supplemented, in connection with the sale of Securities in accordance with applicable provisions of the Act and the applicable rules and regulations of the Commission thereunder for the period during which the Bank is required to deliver an electronic copy of the Final Prospectus as provided in this Section 4.

5.           Free Writing Prospectuses.

(a)           Each Underwriter represents and agrees that (i) it has not made and will not make any offer relating to the Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the Act without the prior consent of the Bank; provided that any Underwriter may prepare and use any “free writing prospectus” as defined in Rule 405 under the Act containing only the final terms of the Securities or their offering so long as such terms are included in the Final Term Sheet and otherwise in compliance with Rule 433 under the Act, and (ii) it will, pursuant to reasonable procedures developed in good faith, retain copies of each free writing prospectus used by it, in accordance with Rule 433 under the Act.

(b)           The Bank represents and agrees that (i) it has not made and will not make any offer relating to the Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the Act without the prior consent of the Representatives other than the Final Term Sheet filed by the Bank pursuant to Section 1(a) hereof and (ii) it has complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission, retention where required and legending.  The Bank further agrees that if at any time following the issuance of an Issuer Free Writing Prospectus and prior to the expiration of the period in which the Bank is required to deliver an electronic copy of the Final Prospectus as provided in Section 4, any event known to the Bank shall occur as a result of which such Issuer Free Writing Prospectus would contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Bank will give prompt notice thereof to the Representatives and, if requested by the Representatives, will prepare and furnish without charge to the Representatives for distribution to the Underwriters an Issuer Free Writing Prospectus or other document which will correct such statement or omission; provided, however, that this undertaking shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made based upon and in conformity with information furnished as herein stated or otherwise furnished in writing to the Bank by or on behalf of any Underwriter for use in connection with the preparation of such Issuer Free Writing Prospectus.

(c)           Any Issuer Free Writing Prospectus (including the Final Term Sheet) and such other “free writing prospectus” as defined in Rule 405 under the Act the use of which has been consented to as required pursuant to this Section 5 is listed on Schedules III.A. and III.B. hereto, respectively.

6.           Commission Proceedings as to Registration Statement.  The Bank agrees promptly to advise you, as Representatives of the Underwriters, (a) when the Final Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Act, (b) when any amendment to the Registration Statement shall have been filed and/or become effective or any subsequent supplement to the Final Prospectus has been filed, (c) when any Issuer Free Writing Prospectus shall have been filed with the Commission pursuant to Rule 433(d) under the Act, (d) of any request by the Commission for any amendment to the Registration Statement or amendment of or supplement to the Final Prospectus or for additional information and (e) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or suspending or preventing the use of the Final Prospectus or any Issuer Free Writing Prospectus or of the initiation of any proceedings for that purpose.  The Bank will use every reasonable effort to prevent the issuance of such a stop order and, if any such order shall at any time be issued, to obtain the withdrawal thereof at the earliest possible moment.

7.           Qualification and Listing.  The Bank will use its commercially reasonable efforts, when and as requested by you, to qualify the Securities or such portion thereof as you may request for offer and sale under the securities laws of any jurisdictions which you shall reasonably designate; provided, however, that the Bank shall not be obligated to take any action in connection with such qualification that would subject it to taxation or to service of process generally or require it to qualify as a dealer in securities or to do business in any jurisdiction where the Bank would not otherwise be so subject or required to qualify.  The Bank will make application for and use its commercially reasonable efforts to procure and maintain the listing of the Securities on the securities exchange or exchanges named in Schedule I and, if required, their registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

8.           Statement of Profit and Loss.  The Bank agrees (a) to make generally available to its security holders a statement, in the English language, of profit and loss of the Bank for the twelve-month period beginning at the end of the fiscal year which ends after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act) as soon as practicable after the date thereof which will satisfy the provisions of Section 11(a) of the Act and (b) to advise you that such statement has been so made available.

9.           Expenses.  Unless otherwise agreed to by you, as Representatives of the Underwriters, and the Bank, the Bank agrees to pay all expenses in connection with (a) the preparation and filing of the Registration Statement (including all exhibits to the Registration Statement) and any Preliminary Final Prospectus, the Final Prospectus and any amendments thereof and supplements thereto, and any Issuer Free Writing Prospectus, and the furnishing of an electronic copy of each to the Underwriters, (b) the printing of this Agreement and the Fiscal Agency Agreement and the fees and expenses of the Fiscal Agent thereunder, (c) the fees paid to rating agencies for rating the Securities and (d) the fees and expenses in connection with qualifying, listing and registering the Securities as provided in Section 7.  It is understood that (except as provided in Sections 11(a), 11(c) and 16(d)) the Underwriters will pay their own costs and expenses (including the fees and disbursements of their counsel) and their out-of-pocket expenses in connection with the preparation of the Registration Statement and the advertising and other expenses connected with the public offering of the Securities; and the Bank agrees that on the Closing Date it will pay to you, for the respective accounts of the several Underwriters, up to the amount specified in Schedule I hereto toward reimbursement in part of such costs and expenses of the Underwriters.

10.           Further Information.  While any of the Securities are outstanding, the Bank will deliver to you copies of all reports and financial statements furnished to any national securities exchange in the United States pursuant to requirements of, or agreements with, any such exchange and to the Commission pursuant to the Exchange Act or any rules and regulations of the Commission thereunder.

11.           Indemnities.

(a)           By the Bank.  The Bank agrees to indemnify and hold harmless each Underwriter against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act or any other statute or common law or otherwise, and to reimburse the Underwriters for any legal or other expenses incurred by them in connection with investigating any claims and defending any actions, insofar as such losses, claims, damages, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement as originally filed or in any amendment thereto, or in the Basic Prospectus, any Preliminary Final Prospectus, the Final Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus or any "issuer information" filed or required to be filed pursuant to Rule 433(d) under the Act, or the omission or alleged omission to state therein a material fact required to be stated therein or (in the case of the Registration Statement or any amendment thereto) necessary to make the statements therein not misleading or (in the case of the Basic Prospectus, any Preliminary Final Prospectus, the Final Prospectus, as amended or supplemented, any Issuer Free Writing Prospectus or any "issuer information" filed or required to be filed pursuant to Rule 433(d) under the Act) necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the indemnity agreement contained in this Section 11(a) shall not apply to any such losses, claims, damages, liabilities or actions arising out of, or based upon, any such untrue statement or alleged untrue statement, or any such omission or alleged omission, if such statement or omission was made in reliance upon and in conformity with information furnished as herein stated or in writing to the Bank by or on behalf of any Underwriter for use in connection with the preparation of the Registration Statement or the Basic Prospectus, any Preliminary Final Prospectus, the Final Prospectus or any amendment or supplement thereto, any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the Act.

(b)           By the Underwriters.  Each Underwriter severally but not jointly and in respect of its own statements agrees, in the same manner and to the same extent as set forth in Section 11(a), to indemnify and hold harmless the Bank, all the Directors of the Bank, its duly authorized representative in the United States and the officials of the Bank who shall have signed the Registration Statement with respect to any statement in or omission from the Registration Statement or any amendment thereto, or in the Basic Prospectus, any Preliminary Final Prospectus, the Final Prospectus, as amended or supplemented, or any Issuer Free Writing Prospectus, if such statement or omission was made in reliance upon and in conformity with information furnished as herein stated or otherwise furnished in writing to the Bank by or on behalf of such Underwriter for use in connection with the preparation of the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus, the Final Prospectus or any amendment or supplement thereto, or any Issuer Free Writing Prospectus.

(c)           General.  Each indemnified party will, promptly after the receipt of notice of the commencement of any action against such indemnified party in respect of which indemnity may be sought from an indemnifying party on account of an indemnity agreement contained in this Section 11, notify the indemnifying party in writing of the commencement thereof.  The omission of any indemnified party so to notify an indemnifying party of any such action shall not relieve the indemnifying party from any liability which it may have to such indemnified party on account of the indemnity agreement contained in this Section 11, and in addition shall not relieve the indemnifying party from any other liability which it may have to such indemnified party.  Except as provided below, in case any such action shall be brought against any indemnified party and it shall notify an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section 11 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.  Such indemnified party shall have the right to employ its own counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment of such counsel has been authorized by the indemnifying party in connection with the defense of such action, (ii) such indemnified party shall have been advised by such counsel that there may be legal defenses available to it which are different from or additional to those available to the indemnifying party (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party) and, in any case where the indemnified party is an Underwriter, such counsel has been retained by you as Representatives on behalf of the Underwriters, or (iii) the indemnifying party shall not have assumed the defense of such action and employed counsel therefor satisfactory to such indemnified party within a reasonable time after notice of commencement of such action, in any of which events such fees and expenses shall be borne by the indemnifying party.

(d)           If the indemnification provided for in this Section 11 shall for any reason be unavailable to an indemnified party under Section 11(a) or 11(b) in respect of any loss, claim, damage or liability, or any action in respect thereof, referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Bank on the one hand and the Underwriters on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank on the one hand and the Underwriters on the other with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations.  The relative benefits received by the Bank on the one hand and the Underwriters on the other with respect to such offering shall be deemed to be in the same proportion as the total net proceeds from the offering of the Securities (before deducting expenses) received by the Bank bear to the total underwriting discounts and commissions received by the Underwriters with respect to such offering, in either case as set forth in the table on the cover page of the Final Prospectus.  The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Bank or the Underwriters, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Bank and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 11(d) were to be determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to herein.  The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this Section 11(d) shall be deemed to include, for purposes of this Section 11(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 11(d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Underwriters’ obligations to contribute as provided in this Section 11(d) are several in proportion to their respective underwriting obligations as set forth in Schedule II and not joint.

(e)           Survival.  The respective indemnity and contribution agreements of the Bank and the Underwriters contained in this Section 11 and the representations and warranties of the Bank set forth in Section 1, shall remain operative and in full force and effect, regardless of any termination or cancellation of this Agreement or any investigation made by or on behalf of any Underwriter or the Bank or any such Director, representative or official, and shall survive the delivery of the Securities, and any successor of any Underwriter or of the Bank or of any such Director, representative or official, as the case may be, shall be entitled to the benefit of the respective indemnity and contribution agreements.

12.           Conditions to Underwriters’ Obligations.  The several obligations of the Underwriters hereunder are subject to the accuracy of and compliance with the representations and warranties of the Bank contained in Section 1 as of the date hereof and the Closing Date (and the Bank shall be deemed expressly to have represented and warranted as of the Closing Date that the representations and warranties contained in Section 1 are true and correct and that it has complied with such representations and warranties), and to the following further conditions:

(a)           Filings; No Stop Order.  The Final Prospectus shall have been filed in the manner and within the time period required by Rule 424(b) under the Act; the Final Term Sheet, each other Issuer Free Writing Prospectus and any other material required to be filed by the Bank pursuant to Rule 433(d) under the Act shall have been filed, to the extent required, with the Commission within the applicable time periods prescribed for such filings by Rule 433 under the Act; and no stop order suspending the effectiveness of the Registration Statement, as amended from time to time, shall be in effect on the Closing Date, and no proceedings for the issuance of such orders shall be pending or, to the knowledge of the Bank or you, threatened by the Commission at that date.

(b)           Opinion of the Bank.  The Bank shall have furnished to you, as Representatives of the Underwriters, the opinion, addressed to the Underwriters and dated the Closing Date, of the Bank, acting through its Legal Department, which opinion may be given in reliance on opinions of other counsel satisfactory to you and in particular, with respect to matters of the law of the United States or any state thereof, may be given in reliance on the opinion of Cravath, Swaine & Moore LLP referred to in Section 12(c), to the effect that:

(i) The Treaty, including the Statute of the Bank, has been duly executed and ratified by The Kingdom of Belgium, The Republic of Bulgaria, The Czech Republic, The Kingdom of Denmark, The Federal Republic of Germany, The Republic of Estonia, The Hellenic Republic, The Kingdom of Spain, The French Republic, Ireland, The Italian Republic, The Republic of Cyprus, The Republic of Latvia, The Republic of Lithuania, The Grand Duchy of Luxembourg, The Republic of Hungary, The Republic of Malta, The Kingdom of the Netherlands, The Republic of Austria, The Republic of Poland, The Portuguese Republic, The Republic of Romania, The Republic of Slovenia, The Slovak Republic, The Republic of Finland, The Kingdom of Sweden and The United Kingdom of Great Britain and Northern Ireland (the “Member States”) and constitutes a legally binding obligation of the Member States under international law.

(ii) The Securities have been duly and validly authorized; the Securities have been duly and validly issued; the Securities and all the covenants therein contained constitute or will constitute valid, legally binding and unconditional, direct and general obligations of the Bank in accordance with their terms; the Securities will rank pari passu with any present or future indebtedness of the Bank represented by any unsubordinated notes, bonds or other securities except indebtedness (A) incurred for all or part of the purchase price of property purchased by the Bank and (B) secured by any mortgage, pledge or other security interest on such property but otherwise ranking pari passu with the Securities; and the Securities conform in all material respects to the descriptions thereof contained in the Final Prospectus.

(iii) This Agreement has been duly authorized, executed and delivered by the Bank.

(iv) The Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and is the valid and legally binding agreement of the Bank.

(v) Any action by any Underwriter based on this Agreement and any action by a holder of a Security based on the Securities may be instituted against the Bank in any competent court in the jurisdiction in which the Bank has its seat, which is, on the Closing Date, Luxembourg, Grand Duchy of Luxembourg.

(vi) The Registration Statement, as amended, the Final Prospectus, as amended or supplemented, any Issuer Free Writing Prospectus and their filing with the Commission have been duly authorized by and on behalf of the Bank and the Registration Statement, as amended, has been duly signed, pursuant to such authorization, by and on behalf of the Bank, and the information in the Registration Statement, as amended, the Final Prospectus, as amended or supplemented, and any Issuer Free Writing Prospectus stated on the authority of the President of the Bank has been stated by him in his official capacity as President thereunto duly authorized by the Bank; and all statements in the Registration Statement, as amended, the Final Prospectus, as amended or supplemented, and any Issuer Free Writing Prospectus with respect to the provisions of the Treaty and the Statute are true and correct (except that no opinion need be expressed as to the statements in the Registration Statement, the Final Prospectus or any Issuer Free Writing Prospectus with respect to the laws of the Member States).

(vii) The Treaty provides that the Court of Justice of the European Union in Luxembourg (the “European Court of Justice”) has exclusive jurisdiction in certain cases involving the fulfillment by Member States of their obligations under the Statute and the lawfulness of measures adopted by the Board of Governors and the Bank’s Board of Directors.  Subject to the foregoing exclusive jurisdiction of the European Court of Justice, any litigation between the Bank and its creditors or debtors, including any claims based on guarantees made by Member States, may be determined by competent national courts.  The property and assets of the Bank within the Member States are not, except by judicial decision and with the authorization of the European Court of Justice, subject to the attachment or seizure by the way of execution.

(c)           Opinion and Letter of United States Counsel for the Bank.  The Bank shall furnish to you, as representatives of the Underwriters, the opinion and letter, addressed to the Underwriters and dated the Closing Date, of Cravath, Swaine & Moore LLP, United States counsel for the Bank, which opinion and letter shall be satisfactory in form and substance to you and may be given in reliance on opinions of the Bank, acting through its Legal Department, and of other counsel satisfactory to you and in particular, with respect to matters of the law of the Union and the Member States, may be given in reliance on the opinion of the Bank, acting through its Legal Department, referred to in Section 12(b), to the effect stated in subparagraphs (i), (ii) (except the fourth clause thereof), (iii), (iv) and (vi) (except that no opinion need be expressed as to the statements in the Registration Statement, the Final Prospectus and any Issuer Free Writing Prospectus with respect to the laws of the Member States) of Section 12(b), to the effect that (i) the Registration Statement (and any amendment thereto relating to the Securities) has become effective and is effective under the Act, (ii) each part of the Registration Statement, as amended, when such part became effective, each amendment thereto relating to the Securities, when such amendment became effective, the Final Prospectus, as of its issue date, and each amendment or supplement to the Final Prospectus, as of the issue date of such amendment or supplement, complied as to form in all material respects with the requirements of the Act and the rules and regulations of the Commission thereunder (except that no opinion need be expressed as to financial statements, statistics and financial data), and the Securities are registered under the Act, and (iii) based on such counsel’s correspondence and participation in conferences with officials of the Bank, including the above-mentioned counsel within the Legal Department of the Bank, and their examination of specified documents, they have no reason to believe that (A) any part of the Registration Statement (or any amendment thereto relating to the Securities), as of the applicable effective date as to such part of the Registration Statement, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein as necessary to make the statements therein not misleading, (B) the Pricing Disclosure Package, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (C) the Final Prospectus, as of the issue date, contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (D) the Final Prospectus (or the Final Prospectus as amended or supplemented, if so amended or supplemented), as of the Closing Date, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein as necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)           Opinions of Counsel for the Underwriters.  You shall have received the opinion and letter of Sullivan & Cromwell LLP, counsel for the Underwriters, addressed to the Underwriters and dated the Closing Date, with respect to the Treaty, the validity of the Securities, the Registration Statement, the Final Prospectus, this Agreement, the Fiscal Agency Agreement and such other related matters as you may require.  Such opinion and letter may, with respect to matters of the law of the Union and the Member States, be given in reliance on the opinion of the Bank, acting through its Legal Department, referred to in Section 12(b).

(e)           Letter of Independent Accountants.  On the Closing Date, you shall have received a letter, dated the date of delivery thereof, in form and substance satisfactory to you.

(f)           Determination by Representatives.  In the event that the letter referred to in Section 12(e) sets forth any change, decrease or loss, you, as Representatives of the Underwriters, in your sole discretion, shall have determined, after discussion with officials of the Bank responsible for financial and accounting matters and with KPMG, that such change, decrease or loss does not reflect a material adverse change in the capital or borrowings of the Bank as compared with amounts shown in the latest financial statements included in the Final Prospectus, or a material adverse change in the financial position of the Bank from that set forth by such financial statements.

(g)           Agent for Service of Process.  The Fiscal Agent shall have accepted its appointment as authorized agent of the Bank upon which process may be served in any action by any Underwriter, and arising out of or based upon this Agreement which may be instituted in any State or Federal court in New York City.

(h)           Miscellaneous.  The Bank shall have taken, at or prior to the Closing Date, all other action, if any, which the Registration Statement (or any amendment thereto relating to the Securities) or the Final Prospectus (as amended or as supplemented) states that the Bank will take prior to or concurrently with the issuance and sale of the Securities, and all agreements herein contained to be performed on the part of the Bank at or prior to the Closing Date shall have been so performed.

If any of the conditions specified in this Section 12 shall not have been fulfilled when and as required by this Agreement, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by you on behalf of the Underwriters.  Notice of such cancellation shall be given to the Bank in writing, or by cable or telephone confirmed in writing.

In addition, at the Closing Date, the Bank shall deliver:

(i) a certificate, dated as of the Closing Date and signed by one or more authorized officers of the Bank’s Office of the Secretary General, certifying, in their capacity as officers and on behalf of the Bank, that (A) the Bank, acting on the basis of a global borrowing authorization adopted by the Bank’s Board of Directors and resolutions adopted by the Management Committee, has duly and validly authorized the issuance, sale and delivery of the Securities in accordance with the Underwriting Agreement and the Fiscal Agency Agreement, (B) the Securities have been registered with the United States Securities and Exchange Commission and (C) they believe on the basis of facts within their knowledge that, (i) each part of the Registration Statement (and any amendment thereto relating to the Securities), when such part (or amendment) became effective, did not contain, and on the Closing Date does not contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Final Prospectus, as of its issue date, did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iii) the Final Prospectus (as amended or supplemented, if so amended or supplemented), as of the Closing Date, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (iv) the Pricing Disclosure Package, as of the Applicable Time, did not contain, and on the Closing Date, does not contain, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(ii) a certificate, dated as of the Closing Date and signed by one or more authorized officers of the Bank, (A) attaching (1) a copy of the global borrowing authorization adopted by the Bank’s Board of Directors referred to in Section 12(h)(i)(A), (2) a list of the officers authorized to sign on behalf of the Bank and specimens of their signatures, and (3) a true and complete specimen of the global security representing the Securities and (B) stating that the Securities, the Underwriting Agreement, the Fiscal Agency Agreement and each certificate or document signed and delivered at the Closing Date on behalf of the Bank have been signed and delivered by officers of the Bank thereunto duly authorized.

13.           Cancellation of Agreement.  In the event that prior to the Closing Date (a) trading in securities on the New York Stock Exchange generally, or in securities of the Bank in particular, shall have been suspended, or minimum prices established by the New York Stock Exchange, or any new restrictions on transactions in securities shall have been established by the New York Stock Exchange or by the Commission or by any other United States Federal or State agency or by any action of the United States Congress or by executive order to such a degree as, in your judgment as the Representatives, to affect materially and adversely the marketing of the Securities or (b) existing financial, political or economic conditions in Europe, the United States or elsewhere shall have undergone any change which, in your judgment as the Representatives, would materially and adversely affect the market for the Securities, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by you, as the Representatives, without liability on the part of any Underwriter to the Bank or of the Bank to any Underwriter, subject to Section 11(e).  Notice of such cancellation shall be given to the Bank in writing, or by cable or telephone confirmed in writing.

14.           Substitution of Underwriters.  If any one or more of the Underwriters shall fail or refuse on the Closing Date to purchase and pay for the respective Securities which it or they have agreed to purchase hereunder and if the aggregate principal amount of such Securities which all Underwriters so defaulting shall have agreed but failed to purchase does not exceed 20% of the aggregate principal amount of Securities set forth in Schedule II hereto, the non-defaulting Underwriters shall become obligated severally to purchase and pay for (in addition to the principal amounts of the Securities to be delivered to them on the Closing Date) the aggregate respective principal amounts of such Securities which all such defaulting Underwriters had agreed to purchase.  Such principal amount of such Securities shall be purchased by such non-defaulting Underwriters in the respective proportions which the aggregate principal amount of Securities set opposite the name of each non-defaulting Underwriter in Schedule II bears to the aggregate principal amount of such Securities so set forth opposite the names of all such non-defaulting Underwriters.  If the principal amount of such Securities which all Underwriters so defaulting shall have agreed but failed to purchase exceeds 20% of the aggregate principal amount of Securities set forth in Schedule II hereto either you, as the Representatives or the Bank shall have the right within 48 hours thereafter to procure one or more of the other Underwriters or any other purchasers acceptable to both you and the Bank to purchase from the Bank, in such amounts as may be agreed upon and upon the terms herein set forth, all the Securities which the defaulting Underwriter or Underwriters so agreed to purchase; provided, however, that in making such arrangements to purchase all such Securities, either you or the Bank, as the case may be, may request the non-defaulting Underwriters and the non-defaulting Underwriters shall thereupon become obligated severally to purchase and pay for (in addition to the other Securities which they are obligated to purchase hereunder or pursuant to the arrangements made hereunder) principal amounts of Securities not in excess of 20% of the respective aggregate principal amounts of Securities set opposite the names of such non-defaulting Underwriters in Schedule II and in the respective proportions which such amounts in Schedule II bear to the aggregate principal amount of such Securities so set forth opposite the names of all such non-defaulting Underwriters.  If during such 48 hours neither you, as the Representatives, nor the Bank shall have made such arrangements for the purchase of the Securities agreed to be purchased by the defaulting Underwriter or Underwriters, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or of the Bank.  In the event of a default by any Underwriter or Underwriters as set forth in this Section 14, the Closing Date shall be postponed for such period, not exceeding seven calendar days, as you, as the Representatives, and the Bank shall determine in order that the required changes in the Registration Statement and in the Final Prospectus or in any other documents or arrangements may be effected.  Any action taken under this Section 14 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

15.           Information Furnished by Underwriters.  Certain statements set forth in the Final Prospectus on the cover page and under the caption “Underwriters” which relate to the terms of the offering of the Securities and to the Underwriters constitute information furnished in writing by you, on behalf of the several Underwriters, for inclusion therein, and you, as the Representatives, confirm that such statements are correct.

16.           Miscellaneous.

(a)           Except as in this Agreement otherwise provided, (i) whenever notice is required by the provisions of this Agreement to be given to the Bank, such notice shall be in writing, or by cable confirmed in writing, addressed to the President of the Bank, 100, Boulevard Konrad Adenauer, L—2950 Luxembourg, Grand Duchy of Luxembourg, and (ii) whenever notice is required by the provisions of this Agreement to be given to you, as the Representatives, such notice shall be in writing, or by cable or telephone confirmed in writing, addressed to you at the address set forth in Schedule I hereto.

(b)           The Bank agrees to furnish to each of you, without charge, an electronic copy of the Registration Statement and each amendment thereto, including all financial statements and exhibits thereto, and to furnish to each of the other Underwriters, without charge, an electronic copy of the Registration Statement and each amendment thereto, including such financial statements but without exhibits.

(c)           This Agreement is made solely for the benefit of the several Underwriters and the Bank and their respective successors and assigns and (to the extent provided in Section 11) any controlling person referred to in Section 11 and all the Directors of the Bank, its duly authorized representative in the United States and the officials of the Bank who shall have signed the Registration Statement, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.  The term “successor” or the term “successors and assigns” as used in this Agreement shall not include any purchaser of any Securities, as such purchaser, from any of the Underwriters.

(d)           If this Agreement shall be canceled or terminated by the Underwriters on any of the grounds referred to or specified in Section 13, or because of any failure or refusal on the part of the Bank to comply with the terms or to fulfill any of the conditions of this Agreement, the Bank will reimburse the Underwriters severally for all their out-of-pocket expenses (including the fees and expenses of their counsel) reasonably incurred by them.

(e)           Section headings have been inserted in this Agreement as a matter of convenience or reference only and it is agreed that such section headings are not a part of this Agreement and will not be used in the interpretation of any provision of this Agreement.

(f)           This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, except with respect to its authorization and execution by the Bank, which shall be governed by the Treaty and the Statute.

17.           Consent to Service of Process.

(a)           The Bank hereby appoints the Fiscal Agent under the Fiscal Agency Agreement as its authorized agent (the “Authorized Agent”) upon whom process may be served in any action arising out of or based upon this Agreement which may be instituted in any State or Federal court in New York City by any Underwriter and expressly accepts the jurisdiction of any such court in respect of such action.  Such appointment shall be irrevocable so long as any of the Securities remain outstanding unless and until the appointment of a successor Fiscal Agent as the Bank’s Authorized Agent and such successor Fiscal Agent’s acceptance of such appointment.  The Bank will take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment or appointments in full force and effect as aforesaid.  Service of process upon the Authorized Agent and written notice of such service to the Bank (mailed or delivered to the President at the seat of the Bank) shall be deemed, in every respect, effective service of process upon the Bank.

(b)           Notwithstanding the foregoing, any action arising out of or based upon this Agreement may be instituted by any Underwriter in any competent court of the jurisdiction in which the Bank has its seat.

(c)           The Bank hereby waives irrevocably (to the extent permitted by law) any immunity from jurisdiction or execution to which it or its property might otherwise be entitled in any action arising out of or based upon this Agreement which may be instituted by any Underwriter in any State or Federal court in New York City or in any competent court of the jurisdiction in which the Bank has its seat.  Notwithstanding the foregoing, the property and assets of the Bank within the Member States are not subject to attachment or to seizure by way of execution without the authorization of the Court of Justice of the European Union.

Please confirm that you are acting on behalf of yourselves and the other several Underwriters and that the foregoing correctly sets forth the agreement between the Bank and the several Underwriters.

Very truly yours,

EUROPEAN INVESTMENT BANK

By:

By:

Acting on behalf of ourselves and the other
several Underwriters named in Schedule II
attached to the foregoing letter, we hereby
confirm as of the date hereof that such letter
correctly sets forth the agreement between
the Bank and the several Underwriters.

By:

By:

By:

SCHEDULE I

Date of Underwriting Agreement:
Applicable Time:
Registration Statement Number:
Representatives:
Title:
Principal Amount:
Maturity:
Interest Rate:
Currency of Security:
Interest Payment Dates:
Record Dates:
Combined Underwriting and Management Commission and Selling Concession:
Purchase Price:
Public Offering Price:
Currency of Payment:
Method of Payment of Purchase Price:
Ratings:
Funds for Payment of Purchase Price:
Sinking Fund Provisions:
Redemption Provisions:
Form of Security:
Denomination:
Closing Date, Time and Location:
Securities Exchange for Listing:
Underwriters’ Expense Reimbursement:
Notices to Underwriters:

SCHEDULE II

Name and Address of Underwriter	Principal Amount of Securities to be Purchased

Total

SCHEDULE III

A.  Pricing Disclosure Package

[list the Basic Prospectus, any Preliminary Final Prospectus, the Final Term Sheet and each Issuer Free Writing Prospectus]

B.  Other Free Writing Prospectuses Consented to as required under Section 5 Hereof

SCHEDULE IV

European Investment Bank

Form of Final Term Sheet

Issuer:	European Investment Bank
Ratings:
Currency/Size:
Settlement:
Maturity:
Interest Payment Dates:
Coupon:	% (semi-annual)
Reoffer:	%
Underwriting Commissions:	%
Yield:	%
Spread:
[Reference]:	[price/yield]
Denomination[s]:
Lead[s]:
Co-lead[s]:
Governing Law:

[The Notes are expected to be listed on the Luxembourg Stock Exchange]

You can access the prospectus for the registration statement at the following website:

[insert active hyperlink to prospectus]

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling [insert number].

EXHIBIT F

[Letterhead of]

Ernst & Young

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement and related prospectus of the European Investment Bank for the registration of  $15,000,000,000 of debt securities and to the incorporation by reference therein of our reports dated March 12, 2009 and March 12, 2008, with respect to the financial statements of the European Investment Bank incorporated by reference in its Annual Report (Form 18-K) for the years ended December 31, 2008 and 2007, respectively, filed with the Securities and Exchange Commission of the United States.

ERNST & YOUNG
Société Anonyme

By:	/s/ Bernard Lhoest
Bernard LHOEST

Luxembourg, December 18, 2009

EXHIBIT G

[Letterhead of]

EUROPEAN INVESTMENT BANK

CONSENT

We hereby consent to the references to the Legal Department of the European Investment Bank under the heading “Legal Opinions” in the Registration Statement and related prospectus of the European Investment Bank for the registration of $15,000,000,000 of debt securities filed by the European Investment Bank with the Securities and Exchange Commission of the United States.

EUROPEAN INVESTMENT BANK

/s/ Nicola Barr	/s/ Richard Schnopfhagen
Nicola Barr	Richard Schnopfhagen
Director	Senior Legal Counsel

Luxembourg,

December 18, 2009

EXHIBIT H

[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[London Office]

December 18, 2009

European Investment Bank
Registration Statement Pursuant to Schedule B

We hereby consent to the use of our name and the making of the statements with respect to us which are set forth under the captions “Taxation—United States Taxation” and “Legal Opinions” in the Registration Statement filed pursuant to Schedule B by the European Investment Bank with the Securities and Exchange Commission of the United States.

In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Cravath, Swaine & Moore LLP

EXHIBIT I

[Letterhead of]

EUROPEAN INVESTMENT BANK

The Underwriters named in Schedule II
to the Underwriting Agreement dated
[date], between the
European Investment Bank and such
Underwriters,

In care of

[Lead Manager]
Luxembourg, [date]

Dear Sirs,

This opinion is given by the European Investment Bank (the “Bank”) acting through its Legal Department.

Counsel within the Legal Department of the Bank have examined the provisions of (i) the Fiscal Agency Agreement dated as of [date] (the “Fiscal Agency Agreement”) between the Bank and [fiscal agent], as fiscal agent, relating to the issue of (inter alia) [description of securities] (the “Securities”) of the Bank and (ii) the Underwriting Agreement dated as of [date] (the “Underwriting Agreement”), between the Bank and the several Underwriters named in Schedule II thereto (the “Underwriters”), providing for the sale by the Bank to the Underwriters severally, of the respective principal amounts of the Securities therein specified.  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Underwriting Agreement, unless the context otherwise requires.

Counsel within the Legal Department of the Bank have examined the proceedings taken by the Bank to authorize, among other things, (i) the signing of the Fiscal Agency Agreement, (ii) the signing of the Underwriting Agreement, (iii) the issue of the Securities, (iv) the sale of the Securities to the Underwriters in accordance with the Underwriting Agreement and (v) the registration of the Securities under the United States Securities Act of 1933, as amended.

Counsel within the Legal Department of the Bank have examined the registration statement on Schedule B (Registration No. [number]), as amended to the date hereof (the “Registration Statement”) and the Prospectus Supplement dated [date] (together with the Prospectus dated [date], the “Prospectus”).

Counsel within the Legal Department of the Bank have examined copies of such other documents and have made such investigations as they have deemed necessary to give this opinion.

Counsel within the Legal Department of the Bank have consulted with Cravath, Swaine & Moore LLP, London, England and have, with your consent, in giving this opinion relied on their advice as to matters of the Federal law of the United States or laws of the state of New York.  Cravath, Swaine & Moore LLP and Sullivan & Cromwell LLP are authorized to rely on this opinion.

Based on the foregoing, counsel within the Legal Department of the Bank are of opinion as follows:

1.           The Treaty on the Functioning of the European Union signed in Rome on March 25, 1957, establishing, inter alia, the Bank, as amended and supplemented from time to time (the “Treaty”), including the Statute of the Bank set forth in a protocol annexed to the Treaty, as amended (the “Statute”), has been duly executed and ratified by all the member states of the European Union (the “Member States”) and constitutes a legally binding obligation of the Member States under international law.

2.           The Securities have been duly and validly authorized; the Securities have been duly and validly issued; the Securities and all the covenants therein contained constitute or will constitute valid, legally binding and unconditional, direct and general obligations of the Bank in accordance with their terms; the Securities will rank pari passu with any present or future indebtedness of the Bank represented by any unsubordinated notes, bonds or other securities except indebtedness (a) incurred for all or part of the purchase price of property purchased by the Bank and (b) secured by any mortgage, pledge or other security interest on such property but otherwise ranking pari passu with the Securities; and the Securities conform in all material respects to the description thereof contained in the Prospectus.

3.           The Underwriting Agreement has been duly authorized, executed and delivered by the Bank.

4.           The Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and is a valid and legally binding agreement of the Bank.

5.           Any action by any Underwriter based on the Underwriting Agreement and any action by a holder of a Security based on the Securities may be instituted against the Bank in any competent court in the jurisdiction in which the Bank has its seat, which is, as of the date hereof, Luxembourg, Grand Duchy of Luxembourg.

6.           The Registration Statement, as amended, the Final Prospectus, as amended or supplemented, any Issuer Free Writing Prospectus and their filing with the United States Securities and Exchange Commission have been duly authorized by and on behalf of the Bank.  The Registration Statement, as amended, has been duly signed, pursuant to such authorization, by and on behalf of the Bank, and the information in the Registration Statement, as amended, the Final Prospectus, as amended or supplemented, and any Issuer Free Writing Prospectus stated on the authority of the President of the Bank has been stated by him in his official capacity as President thereunto duly authorized by the Bank.  All statements in the Registration Statement, as amended, the Final Prospectus, as amended or supplemented, and any Issuer Free Writing Prospectus with respect to the provisions of the Treaty and the Statute are true and correct (except that no opinion is expressed as to the statements in the Registration Statement, the Final Prospectus or any Issuer Free Writing Prospectus with respect to the laws of the Member States).

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7.           The Treaty provides that the Court of Justice of the European Union in Luxembourg (the “Court of Justice”) has exclusive jurisdiction in certain cases involving the fulfilment by Member States of their obligations under the Statute and the lawfulness of measures adopted by the Bank’s Board of Governors and the Bank’s Board of Directors.  Subject to the foregoing exclusive jurisdiction of the Court of Justice, any litigation between the Bank and its creditors or debtors, including claims based on guarantees made by Member States, may be determined by competent national courts.  The property and assets of the Bank within the Member States are not, except by judicial decision and with the authorization of the Court of Justice, subject to attachment or to seizure by way of execution.

          Yours faithfully,

EUROPEAN INVESTMENT BANK

[First signatory]	[Second signatory]

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